MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
Third Quarter Ended September 30, 2026

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	1

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated November 5, 2026, should be read in conjunction with IAMGOLD’s unaudited condensed consolidated interim financial statements and related notes for the three and nine months ended September 30, 2026 ("consolidated interim financial statements"). This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the fiscal year ended December 31, 2025, and the related MD&A included in the 2025 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.iamgold.com. However, the information on the website is not in any way incorporated in or made a part of this MD&A.
ABOUT IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). The Côté Gold Mine (“Côté” or “Côté Gold”) is among the largest gold mines in production in Canada, which IAMGOLD operates in a 70|30 partnership with Sumitomo Metal Mining Co. Ltd. (“SMM”). In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts, including the large-scale Nelligan Mining Complex located in Quebec, Canada.
IAMGOLD employs approximately 3,900 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance (“ESG”) practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).
HIGHLIGHTS

Operating and financial results
•Attributable gold production was 186,900 ounces in the third quarter and 558,600 ounces year-to-date (“YTD”), with the Company on track to achieve its 2026 production guidance of 720,000 to 820,000 ounces.
•Côté produced 64,400 attributable ounces (92,000 ounces | 100%) in the third quarter and 184,000 attributable ounces YTD (262,900 ounces | 100%). Production at Côté is expected to be higher in the fourth quarter of the year due to higher grades from mine sequencing and increased processing rates;
•Westwood produced 28,500 ounces in the third quarter and 97,100 ounces YTD. During the quarter, the mill team identified gold-bearing sludge type material that had accumulated at the bottom of the pregnant solution tank in the electrowinning circuit. For further details, refer to the “Westwood” section below;
•Essakane produced 94,000 attributable ounces (110,500 ounces | 100%) in the third quarter and 277,500 attributable ounces (326,400 ounces | 100%) YTD.
•Revenues in the third quarter totaled $856.5 million from sales of 199,900 ounces at an average realized gold price1 of $4,277 per ounce and $2,743.5 million YTD from sales of 606,500 ounces at an average realized gold price of $4,514 per ounce.
•Cost of sales per ounce sold was $1,622 ($1,630 YTD), cash cost1 per ounce sold, excluding royalties was $1,266 ($1,251 YTD), cash cost1 per ounce sold, including royalties was $1,614 ($1,621 YTD).
•All-in sustaining cost1 (“AISC”)1 per ounce sold, excluding royalties, was $1,836 ($1,821 YTD) and AISC1 per ounce sold, including royalties was $2,184 ($2,191 YTD).
•Net earnings and adjusted net earnings attributable to equity holders1 for the third quarter was $297.0 million ($907.2 million YTD) and $237.0 million ($869.7 million YTD), respectively.
•Net earnings and adjusted net earnings per share attributable to equity holders1 for the third quarter of $0.52 ($1.57 YTD) and $0.42 ($1.50 YTD), respectively.
•Net cash from operating activities was $461.1 million for the third quarter ($1,476.1 million YTD). Net cash from operating activities, before movements in working capital and non-current ore stockpiles1, was $422.9 million for the third quarter ($1,495.3 million YTD).
•Earnings before interest, income taxes, depreciation and amortization (“EBITDA”)1 was $584.4 million for the third quarter ($1,736.7 million YTD), and adjusted EBITDA1 was $503.9 million ($1,677.5 million YTD).
•Mine-site free cash flow1 was $404.3 million during the third quarter ($1,297.8 million YTD).
•The Company has available liquidity1 of $1,613.4 million as at September 30, 2026. Cash and cash equivalents was $766.6 million and the available balance of the revolving credit facility (“Credit Facility”) was $845.8 million. Net cash, excluding leases and letters of credit1, was $317.6 million.
__________________________
1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	2

•In health and safety, for the quarter ended September 30, 2026, the Company reported a total recordable injuries frequency rate (“TRIFR”) of 0.58 and is tracking at 0.57 for the year. IAMGOLD is continuing to advance its critical risk management program and visible leadership to improve safety and reduce high-potential incidents.
Corporate
•The Company purchased $134.7 million IAMGOLD shares (7.6 million shares) as part of the share buyback program during the quarter. The Company has purchased 32.1 million shares for $592.6 million since the inception of the program in December 2025. Subject to applicable TSX approval, the Company intends to continue to use cash flow from Essakane to repurchase shares under a share buyback program as cash is generated and repatriated from Essakane.
•Total cash repatriated from Essakane in the third quarter was $87.8 million, and $497.6 million YTD. An additional $135.8 million was repatriated subsequent to quarter end. The cash was repatriated from the dividend declared in 2026 of approximately $500 million from Essakane’s 2025 profits. The Company’s portion, net of the Government of Burkina Faso portion and withholding taxes, is approximately $400 million, of which $223.6 million has been received to date. The remaining balance is expected to be distributed at regular intervals based on the cash generated in excess of working capital requirements by Essakane.
•On August 10, 2026, the Company announced it has completed the divestiture of its 35% interest in the Bambadji Joint Venture in Senegal, generating $69.7 million in cash proceeds, before taxes and transaction costs of $21.7 million, for net proceeds of $48.0 million, monetizing a non-core exploration asset and further strengthening focus on IAMGOLD’s operating and development portfolio.
•On November 5, 2026, the Company delivered to Franco Nevada (“FNV”) an irrevocable notice exercising its contractual right to repurchase 50% of FNV’s existing 7.5% Gross Margin Royalty (“GMR”) over the Côté Gold Mine. Upon completion of the repurchase, the GMR payable by the UJV to FNV will be reduced from 7.5% to 3.75%. Sumitomo Metals Mining Co., Ltd (“SMM”), through SMM Gold Cote Inc. (“SMMGC”) elected not to participate in the repurchase. Accordingly, IAMGOLD will fund the full repurchase price, estimated to be approximately $525 million and will retain the full economic benefit of the 50% GMR repurchase, pursuant to the arrangements between the Company, SMM and SMMGC. After giving effect to the 50% repurchase of the FNV GMR and the related arrangements between IAMGOLD, SMM and SMMGC, IAMGOLD’s GMR burden in respect of its 70% interest in the Coté Gold Mine is expected to reduce from 7.5% to 3.75% following the exercise of its option and reduce further to an effective GMR of 2.14% due to IAMGOLD exercising SMM’s 30% portion as well. The transaction is expected to close in December 2026, with economic effect from January 1, 2027.
•On August 6, 2026, the Company announced that Ms. Catherine McLeod-Seltzer has been appointed to the Company’s Board of Directors effective September 1, 2026. Ms. McLeod-Seltzer, who was inducted into the Canadian Mining Hall of Fame in 2026, brings more than four decades of mining industry experience as both a senior executive and public-company director.

____________________________
1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures".

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	3

OPERATING AND FINANCIAL RESULTS

For more details and the Company's overall outlook for 2026, see “Outlook”, and for individual mines performance, see “Operations”. The following table summarizes certain operating and financial results for the three months ended September 30, 2026 (Q3 2026), September 30, 2025 (Q3 2025) and the nine months ended September 30 (YTD) 2026 and 2025, and certain measures of the Company's financial position as at December 31, 2025.

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Key Operating Statistics ($ millions)
Gold production – attributable (000s oz)	186.9	189.5	558.6	523.5
- Côté Gold[1]	64.4	74.6	184.0	192.7
- Westwood	28.5	22.7	97.1	76.0
- Essakane[2]	94.0	92.2	277.5	254.8
Gold sales – attributable (000s oz)	183.1	186.7	557.0	524.8
- Côté Gold[1]	59.2	75.9	181.2	195.9
- Westwood	28.3	20.7	95.0	76.5
- Essakane[2]	95.6	90.1	280.8	252.4
Cost of sales[3] ($/oz sold)	$1,622	$1,593	$1,630	$1,542
- Côté Gold[1]	$1,551	$1,323	$1,604	$1,272
- Westwood	$1,817	$1,937	$1,552	$1,664
- Essakane[2]	$1,608	$1,740	$1,674	$1,714
Cash costs[4] – excluding royalties ($/oz sold)	$1,266	$1,338	$1,251	$1,321
- Côté Gold[1]	$1,243	$1,084	$1,283	$1,051
- Westwood	$1,794	$1,924	$1,529	$1,648
- Essakane[2]	$1,122	$1,419	$1,136	$1,430
Cash costs[4] ($/oz sold)	$1,614	$1,588	$1,621	$1,537
- Côté Gold[1]	$1,544	$1,320	$1,597	$1,269
- Westwood	$1,794	$1,924	$1,529	$1,648
- Essakane[2]	$1,603	$1,737	$1,667	$1,711
AISC[4] – excluding royalties ($/oz sold)	$1,836	$1,706	$1,821	$1,753
- Côté Gold[1]	$1,755	$1,358	$1,768	$1,395
- Westwood	$2,118	$2,793	$1,980	$2,310
- Essakane[2]	$1,582	$1,596	$1,595	$1,704
AISC[4] ($/oz sold)	$2,184	$1,956	$2,191	$1,969
- Côté Gold[1]	$2,056	$1,594	$2,082	$1,613
- Westwood	$2,118	$2,793	$1,980	$2,310
- Essakane[2]	$2,063	$1,914	$2,126	$1,985
Average realized gold price ($/oz)	$4,277	$3,492	$4,514	$3,153
1.Attributable portion for Côté Gold is based on IAMGOLD’s ownership of 70%. See “Operations – Côté Gold, Canada” for more details.
2.IAMGOLD’s Essakane ownership interest decreased from 90% to 85% effective June 20, 2025. See “Operations – Essakane, Burkina Faso” for more details. The attributable portion for Essakane is presented as 90% for the first half of 2025 and 85% thereafter throughout this MD&A.
3.Excludes depreciation – as disclosed in the segment note in the consolidated interim financial statements.
4.Refer to the “Non-GAAP Financial Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	4

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Financial Results ($ millions)
Revenues	$856.5	$706.7	$2,743.5	$1,764.7
Gross profit	$406.0	$272.6	$1,391.8	$612.6
EBITDA[1]	$584.4	$338.4	$1,736.7	$817.4
Adjusted EBITDA[1]	$503.9	$359.5	$1,677.5	$840.4
Net earnings attributable to equity holders	$297.0	$139.4	$907.2	$257.8
Adjusted net earnings attributable to equity holders[1]	$237.0	$170.9	$869.7	$303.4
Net earnings per share attributable to equity holders	$0.52	$0.24	$1.57	$0.45
Adjusted net earnings per share attributable to equity holders[1]	$0.42	$0.30	$1.50	$0.53
Net cash from operating activities before changes in working capital[1]	$422.9	$280.6	$1,495.3	$512.8
Net cash from operating activities	$461.1	$280.8	$1,476.1	$440.9
Basic weighted average number of common shares outstanding (in millions)	570.4	575.2	578.6	574.3
Mine-site free cash flow[1]	$404.3	$292.3	$1,297.8	$572.4
Capital expenditures[1] – sustaining	$86.3	$59.9	$271.2	$200.0
Capital expenditures[1] – expansion	$23.4	$10.4	$58.2	$24.6

	September 30	December 31
	2026	2025
Financial Position ($ millions)
Cash and cash equivalents	$766.6	$421.9
Long-term debt	$449.2	$649.8
Net cash (debt) excluding lease liabilities and letters of credit	$317.6	$(228.1)
Net cash (debt)[1]	$213.9	$(344.4)
Available Credit Facility	$845.8	$445.7
1.Refer to the “Non-GAAP Financial Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	5

Attributable Gold Production (000s oz)
189.5
74.6
22.7
92.2
242.4
87.2
37.9
117.3
183.6
52.3
36.2
95.1
188.1
67.3
32.4
88.4
186.9
64.4
28.5
94.0
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Essakane
Westwood
Côté

Attributable Gold Sales (000s oz)
186.7
75.9
20.7
90.1
238.9
87.7
37.1
114.1
193.7
55.1
37.5
101.1
180.2
66.9
29.2
84.1
183.1
59.2
28.3
95.6
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Essakane
Westwood
Côté

Revenue and Average Realized Price²
4,859
4,191
4,384
4,277
3,492
706.7
1088.1
1030.1
856.9
856.5
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Revenue
Average Realized Price²

Capital Expenditures[2,3]
70.3
10.4
59.9
82.7
8.0
74.7
101.4
12.8
88.6
118.3
22.0
96.3
109.7
23.4
86.3
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Sustaining
Expansion

____________________________
1.Cost of sales, including depreciation, cash costs and AISC are expressed on an attributable ounce sold basis (excluding the non-controlling interests at Essakane). See “Operations – Essakane, Burkina Faso”.
2.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
3.Côté capital expenditures reflect the proportionate interest in Côté Gold UJV on an incurred basis.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	6

OUTLOOK

Production (000 oz)

	YTD 2026	Full Year Guidance 2026
Côté Gold – (70%)	184.0	270 – 310
Westwood – (100%)	97.1	110 – 130
Essakane – (85%)	277.5	340 – 380
Total attributable production (000s oz)	558.6	720 – 820
Total attributable production for IAMGOLD in 2026 is expected to be in the range of 720,000 to 820,000 ounces. Production at Côté is expected to be highest in the fourth quarter, driven by increased processing rates and grades as recent operational improvements continue to be realized and the mine enters higher grade zones. The 2026 production outlook excludes any potential production from the gold-bearing sludge material discovered in the electrowinning pregnant solution tank at Westwood. For further details, refer to the “Operations” section of each mine below.

	YTD 2026	Full Year Guidance[3] 2026
Côté Gold
Cash costs – excluding royalties ($/oz sold)	$1,283	$900 – $1,050
Cash costs – including royalties[3] ($/oz sold)	$1,597	$1,200 – $1,350
AISC – excluding royalties[3] ($/oz sold)	$1,768	$1,475 – $1,625
AISC – including royalties[3] ($/oz sold)	$2,082	$1,775 – $1,925
Westwood
Cash costs ($/oz sold)	$1,529	$1,500 – $1,650
AISC ($/oz sold)	$1,980	$1,950 – $2,100
Essakane
Cash costs – excluding royalties ($/oz sold)	$1,136	$1,150 – $1,300
Cash costs – including royalties[3] ($/oz sold)	$1,667	$1,600 – $1,750
AISC – excluding royalties[3] ($/oz sold)	$1,595	$1,550 – $1,700
AISC – including royalties[3] ($/oz sold)	$2,126	$2,000 – $2,150
Consolidated
Cost of sales[1] ($/oz sold)	$1,630	$1,425 – $1,575
Cash costs[1,2] – excluding royalties ($/oz sold)	$1,251	$1,100 – $1,250
Cash costs[1,2] – including royalties[3] ($/oz sold)	$1,621	$1,425 – $1,575
AISC[1,2] – excluding royalties[3] ($/oz sold)	$1,821	$1,675 – $1,825
AISC[1,2] – including royalties[3] ($/oz sold)	$2,191	$2,000 – $2,150
1.Consists of Côté Gold, Westwood and Essakane on an attributable basis of 70%, 100%, and 85%, respectively.
2.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
3.Guidance for cash costs and AISC, including royalties, assumes a $4,000 per ounce gold price in the estimate of royalties per ounce.
Cash costs on a consolidated basis, excluding royalties, are expected to be in the upper half of the range of $1,100 to $1,250 per ounce sold. Cash costs are expected to be lowest in the fourth quarter of the year, reflecting the expected increase in Côté Gold’s production.
AISC on a consolidated basis, excluding royalties, is expected to be in the upper range of $1,675 to $1,825 per ounce sold.
The guidance for cash costs and AISC, including royalties, was established using a gold price assumption of $4,000 per ounce for the year. The amount of royalties included in cash costs and AISC was $370 per ounce year-to-date, $45 per ounce higher than guidance, as the average realized price of gold sold YTD was $4,514, or $514 per ounce above the gold price assumption used in guidance estimates. As a result, the Company expects to exceed the upper end of the AISC guidance range when including the impact of higher royalties.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	7

Refer to the table below for the sensitivity of royalties based on gold price.
Royalty Sensitivities

	$ per ounce sold
Gold Price	Consolidated	Côté Gold	Essakane
$3,500	$270	$245	$350
$4,000 (guidance price)	$325	$300	$450
$4,500	$390	$340	$540
$5,000	$440	$385	$600
The realized gold price in the first nine months of the year averaged $4,514 per ounce. The full year guidance for 2026 is based on the following assumptions (before the impact of hedging): an average realized gold price of $4,000 per ounce, USD/CAD exchange rate of 1.35, EUR/USD exchange rate of 1.18, average Brent oil price of $65 per barrel and West Texas Intermediate (WTI) price of $65 per barrel. On oil price, the Company estimates that for a $10 per barrel increase, the impact on the direct cost of fuel would increase costs by approximately $12 per ounce, exclusive of broader indirect inflationary pressures on input costs and the supply chain.
During the first nine months of 2026, price escalation of approximately 3% has been observed across certain commodity inputs, which remained within the Company’s inflation expectations. The Company continuously evaluates key commodity indices and forward supplier pricing guidance to proactively identify areas of potential cost inflation to inform any price mitigation measures that may be warranted. For further information on the expected impacts from fluctuation in guidance assumptions, refer to the Sensitivity Impact table included in the “Financial Condition” section.
Capital Expenditures

	YTD 2026			Updated Full Year Guidance 2026[1]			Previous Full Year Guidance
($ millions)	Sustaining	Expansion	Total	Sustaining	Expansion	Total	Sustaining	Expansion	Total
Côté Gold (70%)	$84.5	$44.5	$129.0	$130	$85	$215	$160	$85	$245
Westwood (100%)	41.6	12.0	53.6	55	30	85	55	30	85
Essakane (100%)	145.0	1.7	146.7	195	5	200	165	5	170
	$271.1	$58.2	$329.3	$380	$120	$500	$380	$120	$500
Corporate	0.1	—	0.1	—	—	—	—	—	—
Total[2]	$271.2	$58.2	$329.4	$380	$120	$500	$380	$120	$500
1.Capital expenditures guidance (±5%).
2.Includes $7 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.
Sustaining capital expenditures are expected to be approximately $380 million ±5%. Sustaining capital at Côté Gold, on an attributable basis, is now expected to total $130 million ±5%, lower than the original guidance of $160 million due to the reprioritization of resources and deferral of less critical projects to 2027.
Sustaining capital at Essakane is expected to be $195 million, higher than the guidance of $165 million due to a change in the mining sequence that resulted in additional waste stripping.
Expansion capital expenditures are expected to total $120 million ±5% in 2026. The expansion capital at Côté Gold is to de-risk the contemplated Côté expansion; early works include basic mill infrastructure and a significant pushback to expand the operating area of the pit. At Westwood, expansion capital is for development and test mining to support the study of options to increase mining volumes from underground in the eastern zone.
Exploration Outlook

	YTD 2026			Full Year Guidance 2026
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects – greenfield	$6.9	$20.9	$27.8	$11	$34	$45
Exploration projects – brownfield	7.7	1.4	9.1	7	2	9
	$14.6	$22.3	$36.9	$18	$36	$54
Exploration expenditures for 2026 are expected to be approximately $54 million, the majority of which will be expensed. The Nelligan Mining Complex is the primary focus for exploration in 2026, with an estimated spend of approximately $24 million (including the construction of certain infrastructure to support an expanding program), followed by Côté Gold at approximately $5 million attributed to IAMGOLD, and Essakane at approximately $6 million.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	8

Income Taxes Paid and Depreciation Outlook

($ millions)	YTD 2026	Updated Full Year Guidance 2026	Previous Full Year Guidance 2026
Depreciation expense	$360.8	$480 (±5%)	$480 (±5%)
Income taxes paid	$184.5	$215 – $225	$205 – $215
The Company expects to pay cash taxes in the range of $215 to $225 million during 2026. Cash tax payments do not occur evenly by quarter, as amounts paid in a quarter can include payments of the final balance of the prior year taxes and payments of instalments for the current year, both required to be made at times as prescribed by different countries. There are no significant cash taxes expected in respect of the new global minimum top-up taxes ("GloBE").
Depreciation expense for 2026 is expected to be $480 million (±5%) corresponding with production levels and depletion of certain pit phases for which waste stripping costs have been capitalized.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Health and Safety
The TRIFR in the third quarter was 0.58 as of September 30, 2026, compared to 0.56 as of September 30, 2025, and tracking at 0.57 for the year. IAMGOLD continues to advance its critical risk management program and is currently on track to achieve our target of all sites achieving verification objectives.
Environmental
There were no significant environmental incidents reported for the quarter1.
Social Performance
During the third quarter of 2026, IAMGOLD continued engagements with local communities and supported community-based initiatives. Notably, Essakane supported Sahelian Arts and Culture Days for Peace in Dori, an event that brought people together through music, art, and cultural expressions. Westwood hosted Westwood en Ville in partnership with the Abitibiwinni First Nation, showcasing cultural activities to foster broader community engagement.
Indigenous Relations
As a Canadian business committed to responding to the Truth and Reconciliation Commission of Canada’s Calls to Action2, IAMGOLD is continuing to advance a company-wide initiative to articulate how it works with Indigenous peoples beyond reconciliation, towards a future that builds upon the Company’s experiences and reflects its values.
Earlier this year, IAMGOLD launched a 5-pathway Reconciliation Plan, along with new mandatory awareness training for all its Canada-based employees titled “Indigenous Peoples of Canada: An Introduction to History and Relationship”. By the end of September 2026, 95% of Canadian employees had completed the training. Site-specific reconciliation plans aligned with IAMGOLD’s corporate reconciliation framework will reflect the distinct operating contexts and priorities of partner Indigenous communities. In September, Côté Gold published their plan and Westwood is continuing to advance their planning.
Culture and Inclusion
IAMGOLD includes annual objectives to support its efforts in integrating culture and inclusion into the strategy and corporate scorecard, for the annual objectives, and tracks metrics in site and corporate reports for visibility and measurement. As of September 30, 2026, women accounted for 33% of the Company’s executive leadership team.
Governance
The Board of Directors of IAMGOLD (the “Board”) maintains diversity and renewal guidelines that reflect governance best practices. Membership should comprise, at a minimum, the greater of (i) two women directors, or (ii) 30% women directors. The average tenure of the Board should not exceed ten years, and no director should serve as the chair of the Board or the chair of any committee for more than ten consecutive years.
On August 6, 2026, the Company announced that Ms. Catherine McLeod-Seltzer was appointed to the Company’s Board of Directors effective September 1, 2026. Ms. McLeod-Seltzer brings more than four decades of mining industry experience as both a senior executive and public-company director. In 2026, Ms. McLeod-Seltzer was inducted into the Canadian Mining Hall of Fame.
With the inclusion of Ms. McLeod-Seltzer, the Board has returned to meeting all its diversity guidelines. The Board maintains an active commitment to governance best practices in respect of membership composition.
The average tenure of directors on the Board is approximately three years.

____________________________
1.IAMGOLD defines significant incidents as those assessed as Level 4 or 5 based on the Company's risk matrix, and/or resulting in fines greater than US$100,000. The Company's risk matrix includes a consequence matrix to determine incident severity that considers environmental, health and safety, social, and financial aspects.
2.The Truth and Reconciliation Commission of Canada (2015) released its Calls to Action report, which included a call to the Canadian corporate sector to support reconciliation.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	9

OPERATIONS

Côté Gold, Canada

The Côté District is located 125 kilometres southwest of Timmins and 175 kilometres north of Sudbury, Ontario, Canada. The mine is being operated through an unincorporated joint venture (the “Côté Gold UJV” or “UJV”) between IAMGOLD, as the operator, and SMM.
Côté Gold Mine (IAMGOLD interest – 70%)

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Key Operating Statistics (100% basis, unless otherwise stated)
Ore mined (000s t)	3,797	3,841	10,422	10,126
Grade mined (g/t)	0.93	0.96	0.93	0.90
Operating waste mined (000s t)	5,008	6,770	14,811	18,275
Capital waste mined (000s t)	3,606	853	8,240	5,626
Total material mined (000s t)	12,411	11,464	33,473	34,027
Strip ratio[1]	2.3	2.0	2.2	2.4
Ore milled (000s t)	2,879	2,988	8,093	8,015
Head grade (g/t)	1.10	1.18	1.10	1.15
Recovery (%)	90	94	92	93
Gold production (000s oz) – 100%	92.0	106.0	262.9	275.2
Gold production (000s oz) – 70%	64.4	74.6	184.0	192.7
Gold sales (000s oz) – 100%	84.6	108.0	258.5	279.9
Gold sales (000s oz) – 70%	59.2	75.9	181.2	195.9
Average realized gold price[2] ($/oz)	$4,335	$3,484	$4,503	$3,285
Financial Results ($ millions – attributable interest)
Revenues	$257.0	$263.6	$817.3	$644.0
Cost of sales[3]	91.9	100.0	290.7	249.1
Production costs	78.0	81.8	238.2	206.2
(Increase)/decrease in finished goods	(3.9)	0.3	(4.4)	0.2
Royalties[4]	17.8	17.9	56.9	42.7
Cash costs[2]	91.4	99.8	289.3	248.5
Sustaining capital expenditures[2]	29.1	27.7	84.5	73.1
Expansion capital expenditures[2]	17.4	8.3	44.5	18.0
Total sustaining and expansion capital expenditures[2]	46.5	36.0	129.0	91.1
Earnings from operations	120.9	110.4	393.5	261.6
Mine-site free cash flow[2]	81.5	135.6	343.7	287.1
Unit costs per tonne[2]
Mine costs per operating tonne mined[2]	$4.77	$4.51	$4.81	$4.00
Mill costs per tonne milled[2]	$18.92	$22.01	$21.25	$19.68
G&A costs per tonne milled[2]	$8.45	$6.14	$8.62	$6.73
Operating costs per ounce[5]
Cost of sales excluding depreciation ($/oz sold)	$1,551	$1,323	$1,604	$1,272
Cash costs[2] – excluding royalties ($/oz sold)	$1,243	$1,084	$1,283	$1,051
Cash costs[2] ($/oz sold)	$1,544	$1,320	$1,597	$1,269
AISC[2] – excluding royalties ($/oz sold)	$1,755	$1,358	$1,768	$1,395
AISC[2] – including royalties ($/oz sold)	$2,056	$1,594	$2,082	$1,613
1.Strip ratio is calculated as waste mined divided by ore mined.
2.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
3.Excludes depreciation – as disclosed in the segment note in the consolidated interim financial statements.
4.Includes the 7.5% gross margin royalty and various net smelter return royalties.
5.Cost of sales, cash costs excluding royalties, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	10

Operational Insights
•Côté Gold attributable gold production in the third quarter 2026 was 64,400 ounces (92,000 ounces | 100%), lower by 10,200 ounces or 14% than the prior year period:
•Mining activity totaled a quarterly record of 12.4 million tonnes in the third quarter 2026, higher by 0.9 million tonnes or 8% than the same prior year period. Ore tonnes mined were 3.8 million tonnes, slightly lower than the prior year period, due to a slightly higher strip ratio of 2.3:1 as mining activities progressed in pushback areas. The average grade mined was 0.93 g/t in the third quarter 2026, a decrease of 3% over the prior year period, in line with expectations as mining was focused on opening the pit further through the planned pushback.
•Mill throughput in the third quarter 2026 totaled 2.9 million tonnes, a decrease of 4% over the prior year period due to an extended annual shutdown in August and the transition to owner-only crushing. In September, the Côté plant averaged 37,100 tonnes per day totaling 1.1 million tonnes, above nameplate capacity of 36,000 tpd.
•Head grades in the third quarter 2026 averaged 1.10 g/t, 7% lower than the prior year period, at average recoveries of 90%, lower than in prior quarters due to downtime on one of the plant's two Vertimills early in the quarter. As part of ongoing plant optimization and debottlenecking, work has begun on a third Vertimill, expected to be installed in early 2027. The reconciliation between the reserve models, grade control models, mill feed and production continue to be well within expected tolerances.
•Operational improvements continued through the quarter, the first full quarter without external contractor crushing and associated rehandling. These included record crusher and high-pressure grinding rolls ("HPGR") throughput in September and improvements in process delivering ore to the mill. These improvements, combined with access to higher-grade mining zones, position the operation for improved performance in the fourth quarter.
•The Company discontinued the use of external contractor crushing by the end of June 2026. This supplemental crushing had originally been contracted in 2025 to support operational targets due to constraints in the crushing circuit which were addressed through the installation of a second cone crusher at the beginning of the year. Processing cost improvements were realized in June as contracted crushing was reduced, followed by further improvements in September with average processing costs averaging $15.36 per tonne over the month, down from an average of $21.98 per tonne over the prior four quarters. Additional operational benefits from the debottlenecked crushing circuit have been realized downstream with improved wear rates on the high-pressure grinding rolls (HPGR) rollers with better sized material now feeding the HPGR. A longer HPGR lifespan is expected to translate into reduced maintenance costs and improved crushing circuit availability. Improvements to mining unit costs are expected to be realized in the coming quarters as the mining fleet previously required to support the external contractor crushing is redeployed on mining activities supporting an increase in the tonnes mined.
Financial Performance (70% basis) – Q3 2026 Compared to Q3 2025
•Production costs of $78.0 million during the three months ended September 30, 2026, were $3.8 million or 5% lower than the same prior year period primarily due to the discontinuation of the external contractor crushing services and reduced mill maintenance costs relative to the prior year period, partially offset by increased diesel prices resulting from the conflict in the Middle East, increased water treatment and environmental costs, and increased costs to support continuous improvement initiatives.
•The Company continues to prioritize its plans to reduce mining and milling costs exiting 2026 at approximately $4/t and $15/t, respectively, and expects to realize further reductions in 2027 onwards as the remaining productivity improvement initiatives are implemented.
•Mining costs averaged $4.77 per tonne mined during the three months ended September 30, 2026, an increase from the prior year period due to higher diesel costs, increased contractor deployment and pioneering work related to the pit pushback, and increased cost of explosives consumed.
•Milling costs were $18.92 per tonne milled during the three months ended September 30, 2026. Unit costs decreased in the third quarter due to the discontinuation of the external contractor crusher and higher labour costs to fill vacant positions in the mill. Unit costs improved in September, averaging $15.36 per tonne milled, as operating and maintenance processes adjusted to fully owner-operated crushing and the plant achieved record crusher and HPGR throughput, with 1.1 million tonnes milled.
•G&A costs were $8.45 per tonne milled during the three months ended September 30, 2026.
•Cost of sales, excluding depreciation, of $91.9 million was $8.1 million or 8% lower than the prior year period, primarily due to lower production costs and timing of sales. Cost of sales per ounce sold, excluding depreciation, of $1,551 was $228 or 17% higher due to lower sales volume offsetting the lower cost of sales.
•Cash costs, excluding royalties, of $73.6 million were $8.3 million or 10% lower than the prior year period, primarily due to lower production costs and timing of sales. Cash cost per ounce sold, excluding royalties, of $1,243, was higher by $159 or 15%, due to lower production and sales volume offsetting lower cash costs.
•Royalties during the three months ended September 30, 2026, were $17.8 million or $301 per ounce (19% of cash costs), 1% lower compared to the prior year period due to lower production and sales volume, offsetting the impact of higher gold prices.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	11

•Cash costs, including royalties, of $91.4 million were $8.4 million or 8% lower than the prior year period, primarily due to lower production costs and timing of sales. Cash cost per ounce sold of $1,544 was higher by $224 or 17% due to lower production and sales volume offsetting lower cash costs.
•AISC per ounce sold of $2,056 was higher by $462 or 29%, primarily due to lower production and sales volume and higher sustaining capital expenditures, offsetting lower cash costs per ounce sold.
•Capital expenditures totaled $46.5 million ($66.5 million | 100%) in the third quarter 2026. Sustaining capital expenditures totaled $29.1 million ($41.7 million | 100%), including $15.0 million of tailings infrastructure and related earthworks, $11.5 million of mobile equipment and critical spares, and $2.6 million of capital waste stripping. Expansion capital of $17.4 million ($24.8 million | 100%) included $12.8 million capital waste stripping for the Phase 2 pit expansion along the periphery of the current pit and $4.6 million of related infrastructure improvements.
•Mine-site free cash flow, on an attributable basis, was $81.5 million ($116.4 million | 100%) for the three months ended September 30, 2026, with revenues of $257.0 million from gold sales of 59,200 ounces at the realized gold price of $4,335 per ounce, resulting in operating cash flows of $125.3 million ($179.0 million | 100%) offset by capital expenditures totaling $43.8 million ($62.6 million | 100%).
Financial Performance – YTD 2026 Compared to YTD 2025
•Production costs of $238.2 million during the nine months ended September 30, 2026, were $32.0 million or 16% higher than the same prior year period primarily from higher contractor costs to support the conveyor repairs in the first quarter of the year, higher mine maintenance as the mining fleet commenced the first series of rebuilds, as well as increased diesel prices resulting from the conflict in the Middle East and higher electricity prices.
•Mining costs averaged $4.81 per tonne mined during the nine months ended September 30, 2026. Mining costs were higher compared to the prior year period due to higher diesel costs, increased contractor deployment and pioneering work related to the pit pushback, increased cost of explosives consumed
•Milling costs were $21.25 per tonne milled during the nine months ended September 30, 2026. Unit costs were higher than expectation mainly due to lower throughput and the various impacts resulting from the utilization of the temporary external contractor crusher in the first half of the year. Unit cost improvements were realized in September, averaging $15.36 per tonne over the month, following the phase out of external contractor crushing combined with record throughput of 1.1 million tonnes in the month. Further milling cost improvements are expected through the fourth quarter of the year on increased volumes and maintenance cycle improvements.
•G&A costs were $8.62 per tonne milled during the nine months ended September 30, 2026.
•Cost of sales, excluding depreciation, of $290.7 million was $41.6 million or 17% higher than the prior year period, primarily due to higher production costs and higher royalties. Cost of sales per ounce sold, excluding depreciation, of $1,604 was $332 or 26% higher cost of sales and lower production and sales volume.
•Cash costs, excluding royalties, of $232.4 million were $26.6 million or 13% higher than the prior year period, primarily due to higher production costs. Cash cost per ounce sold, excluding royalties, of $1,283, was higher by $232 or 22%, primarily due to higher cash costs and lower production and sales volume.
•Royalties during the nine months ended September 30, 2026, were $56.9 million or $314 per ounce (20% of cash costs), 33% higher compared to the prior year period due to higher gold prices partially offset by lower production and sales volume.
•Cash costs, including royalties, of $289.3 million were $40.8 million or 16% higher than the prior year period, primarily due to higher production costs and higher royalties. Cash cost per ounce sold of $1,597 was higher by $328 or 26%, primarily due to higher cash costs and lower production and sales volume.
•AISC per ounce sold of $2,082 was higher by $469 or 29%, primarily due to higher cash costs per ounce sold, higher sustaining capital expenditure and lower production and sales volume.
•Capital expenditures totaled $129.0 million ($184.2 million | 100%) in the first nine months of 2026. Sustaining capital expenditures totaled $84.5 million ($120.7 million | 100%), including $34.4 million of tailings infrastructure and related earthworks, $32.3 million of mobile equipment and critical spares, $13.5 million of capital projects related to operational improvements and ramp-up, and $4.3 million of capital waste stripping. Expansion capital of $44.5 million ($63.5 million | 100%) included $34.7 million capital waste stripping for the Phase 2 pit expansion along the periphery of the current pit and $9.8 million of related infrastructure improvements.
•Mine-site free cash flow, on an attributable basis, was $343.7 million ($491.0 million | 100%) for the nine months ended September 30, 2026, with revenues of $817.3 million from gold sales of 181,200 ounces at the realized gold price of $4,503 per ounce, resulting in operating cash flows of $473.4 million ($676.3 million | 100%) offset by capital expenditures totaling $129.7 million ($185.3 million | 100%).
2026 Outlook
Côté Gold attributable production in 2026 is expected to be at the lower end of the guidance range of 270,000 to 310,000 ounces (390,000 to 440,000 ounces | 100%). The focus in 2026 is on stabilization, optimization, improving the cost structure, and preparing for the contemplated throughput increase and inclusion of Gosselin into the mine plan. Short to medium term capital investment is planned to improve the operating efficiency and cost structure while also systematically investing to derisk future expansions.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	12

Mining activities in 2026 are planning a total of approximately 48 million tonnes of material mined, which includes the pushback to open up the pit to improve mine efficiency and prepare for the envisioned expansion. Mining rates are expected to increase in the fourth quarter of the year as the mining fleet supporting the external contractor crusher becomes available, the pioneering of the push back is mostly complete and with the commissioning of three new haul trucks. Mill throughput is expected to average 36,000 tpd (nameplate) over the course of the fourth quarter. Plant head grades are expected to average between 1.05 g/t and 1.15 g/t. Gold production is expected to be higher in the fourth quarter of the year based on increased throughput and higher grades in the final quarter of the year.
Cash costs, excluding royalties, at Côté Gold are expected to exceed the top end of the guidance range of $900 to $1,050 per ounce sold. Cash costs are expected to decrease in the fourth quarter on higher volumes, increased production and improved unit costs. Côté Gold relies on diesel to operate the haul trucks, while the shovels and processing plant are connected to the grid. The cost estimates for 2026 used an oil price assumption of $65 per barrel for WTI. It is estimated that a $10 increase in the price of oil per barrel would approximately equate to a $7 per ounce increase in costs, exclusive of broader indirect inflationary pressures on input costs and the supply chain.
AISC, excluding royalties, are expected to be at the top end of the guidance range of $1,475 to $1,625 per ounce sold. See “Outlook” for guidance and sensitivities on royalties.
Sustaining capital expenditures guidance for Côté Gold is now expected to total $130 million ±5% ($185 million | 100%), lower than the original guidance of $160 million due to the reprioritization of resources and deferral of less critical projects to 2027.
Expansion capital of $85 million ±5% ($120 million | 100%) mainly relates to the planned strategic pit pushback that will provide both operational flexibility in the near term and optionality for an expansion of operations, including the acceleration of certain activities that could provide near-term increases in throughput capacity, including an additional Vertimill in early 2027.
Expansion Opportunities
The Company is planning to release an updated Côté Gold mine plan and Mineral Reserve estimate in the fourth quarter of 2026, which will be included in a subsequent Technical Report shortly thereafter. The study will incorporate the recently consolidated Côté and Gosselin Mineral Resources and operating assumptions based on production experience to date.
The updated mine plan is expected to demonstrate a significant expansion of Mineral Reserves and life of mine, while outlining near-term opportunities to progressively increase plant throughput beyond the current nameplate, through further debottlenecking and targeted plant improvements, to support sustained processing rates of approximately 40,000 tpd. In parallel, the Company is continuing to evaluate opportunities for a larger-scale expansion of the processing plant, supported by the size and quality of the consolidated Côté-Gosselin resource base and the potential to support a substantially larger operation over the long term. Technical, infrastructure, and permitting studies are ongoing to determine the optimal scale, configuration, and development path to maximize the long-term value of the operation.
Exploration
On June 1, 2026, the Company announced an updated Mineral Resource estimate for the Côté Gold Mine that integrated the Côté and Gosselin zones into a consolidated block model with updated economic assumptions, ahead of the upcoming Côté updated mine plan and technical report discussed above.
This updated estimate is with an effective date of March 31, 2026, and highlights include:
•Côté Gold Measured and Indicated ("M&I") Mineral Resources (100% basis) on a consolidated basis of 20.3 million ounces of gold, an increase of approximately 2.2 million ounces, or 12%, compared with the December 31, 2025, statement.
•Côté Gold Inferred Mineral Resources (100% basis) on a consolidated basis of 3.5 million ounces of gold, an increase of approximately 1.3 million ounces, or 61%, compared with the December 31, 2025, statement.
The exploration program at Côté Gold is ongoing with a focus on the Côté, Gosselin and saddle area. The 2026 Gosselin zone exploration program includes approximately 10,000 metres of diamond drilling to test the north and north-east extensions of the Gosselin zone and approximately another 10,000 metres of diamond drilling to test other targets in the regional land position. Approximately 1,300 metres were completed in the third quarter (5,700 metres YTD).
An infill drilling program of 20,000 metres is ongoing on the Côté zone. Approximately 4,500 metres of surface diamond drilling were completed in the third quarter 2026 (14,900 metres YTD including approximately 1,200 metres of geotechnical drilling completed in the first quarter). The infill drilling program was planned to improve resource confidence within the northeastern extension of the Côté deposit and convert Inferred Resources into the Indicated Resources category.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	13

Westwood Complex, Canada

The Westwood Complex is located 35 kilometres northeast of Rouyn-Noranda and 80 kilometres west of Val d'Or in southwestern Québec, Canada. The Westwood Complex includes the Westwood underground mine and the Grand Duc open pit mine.
Westwood Complex (IAMGOLD interest – 100%)

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Key Operating Statistics
Underground lateral development (metres)	1,132	837	3,525	2,965
Ore mined (000s t) – underground	99	90	309	277
Ore mined (000s t) – open pit	122	315	291	822
Ore mined (000s t) – total	221	405	600	1,099
Grade mined (g/t) – underground	8.09	6.42	8.77	6.67
Grade mined (g/t) – open pit	1.13	0.99	0.97	1.11
Grade mined (g/t) – total	4.24	2.19	4.98	2.51
Ore milled (000s t)	309	250	899	855
Head grade (g/t) – underground	8.00	6.52	8.76	6.75
Head grade (g/t) – open pit	0.85	1.13	0.94	1.22
Head grade (g/t) – total	3.06	3.04	3.61	3.00
Recovery (%)	94	93	93	92
Gold production (000s oz)	28.5	22.7	97.1	76.0
Gold sales (000s oz)	28.3	20.7	95.0	76.5
Average realized gold price[1] ($/oz)	$4,244	$3,515	$4,552	$3,229
Financial Results ($ millions)
Revenues	$120.6	$72.8	$434.5	$248.0
Cost of sales[2]	51.4	40.0	147.4	127.2
Production costs	51.8	44.8	153.3	132.2
(Increase)/decrease in finished goods	(0.4)	(4.8)	(5.9)	(5.0)
Cash costs[1]	50.7	39.8	145.3	126.0
Sustaining capital expenditures[1]	8.3	17.7	41.6	48.8
Expansion capital expenditures[1]	5.3	—	12.0	—
Total sustaining and expansion capital expenditures[1]	13.6	17.7	53.6	48.8
Earnings from operations	59.8	24.1	245.1	80.2
Mine-site free cash flow[1]	51.7	6.2	218.2	59.4
Unit costs per tonne[1]
Underground mining cost per tonne mined	$321.58	$312.22	$307.23	$296.60
Open pit mining cost per operating tonne mined	$10.32	$8.18	$10.31	$7.38
Milling cost per tonne milled	$25.96	$36.43	$30.01	$27.94
G&A cost per tonne milled	$18.11	$22.95	$18.30	$19.48
Operating costs per ounce[3]
Cost of sales excluding depreciation ($/oz sold)	$1,817	$1,937	$1,552	$1,664
Cash costs[1] ($/oz sold)	$1,794	$1,924	$1,529	$1,648
AISC[1] ($/oz sold)	$2,118	$2,793	$1,980	$2,310
1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
2.Excludes depreciation – as disclosed in the segment note in the consolidated interim financial statements.
3.Cost of sales, cash costs excluding royalties, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	14

Operational Insights
•Westwood gold production in the third quarter 2026 was 28,500 ounces, higher by 5,800 ounces or 26% compared with the same prior year period.
•Underground mining activity in the third quarter 2026 of 99,000 tonnes of ore was higher by 9,000 tonnes or 10% than the same prior year period, due to favourable stope sequencing and improved mining recovery. The grade of 8.09 g/t Au was higher than the prior period mainly due to mine sequencing and reduced dilution.
•Open pit mining activity in the third quarter 2026 of 122,000 tonnes of ore was lower by 193,000 tonnes than the same prior year period primarily due to the continued focus this year on waste stripping activities as part of the mining sequence to open up access to ore.
•Mill throughput in the third quarter 2026 was 309,000 tonnes, 59,000 tonnes higher than the prior year period due to an extended shutdown occurring in the prior year period, whereas the mill shutdown occurred in the second quarter 2026. The average grade of 3.06 g/t was 1% higher than the same prior year period due to a higher ratio of higher-grade underground ore to lower grade open pit ore.
•The mill achieved recoveries of 94% in the third quarter 2026, slightly higher than the same prior year period.
•During the quarter, the Westwood mill team identified gold-bearing sludge type material that had accumulated at the bottom of the pregnant solution tank in the electrowinning circuit. The material is believed to have accumulated over a number of years. The material has been recovered and placed in drums with a total combined weight of 14,700 kilograms. Samples, that are not statistically representative, indicated the solids content ranging from 19% to 27% and gold content in the solids ranging from 6% to 47%. For illustrative purposes, assuming an average for solids and an average for gold content, the sludge could contain approximately 30,000 ounces gold. This illustration is not an estimate of recoverable gold, payable gold, production or the financial benefit that may ultimately be realized by the Company. Furthermore, given the nature of the material, the collection process and the variability of assay results, the Company does not have a representative sample of the material as a whole. Accordingly, the illustrated estimate is subject to significant uncertainty, should not be regarded as a reliable estimate and the actual quantity of gold recovered may differ materially. The material needs to be processed by an external refinery, and the Company expects the gold ultimately recovered from the material to be reflected in its fourth quarter production results, subject to completion of the refining and assay process. There can be no assurance as to the quantity of gold that will ultimately be recovered or recognized, or the timing of such recovery or recognition.
Financial Performance – Q3 2026 Compared to Q3 2025
•Production costs of $51.8 million were higher by $7.0 million or 16% than the same prior year period, primarily due to increased drilling and stope preparation activities in the underground mine and increased maintenance costs due to increased volume, partially offset by lower milling costs due to the mill shutdown occurring earlier in the year. Underground mining costs per tonne mined were $321.58, higher by $9.36 per tonne or 3% than the same prior year period, resulting from the increase in advanced stope preparation and drilling activities. Milling costs of $25.96 per tonne were lower by $10.47 per tonne or 29% as the mill shutdown occurred in the second quarter relative to the third quarter in the prior year.
•Cost of sales, excluding depreciation, of $51.4 million was higher by $11.4 million or 29% compared to the same prior year period due to higher production costs and lower levels of stockpiling. Cost of sales per ounce sold, excluding depreciation, of $1,817 was lower by $120 or 6%, due to increased production and sales volume offsetting the higher cost of sales.
•Cash costs of $50.7 million were higher by $10.9 million or 27% compared to the prior year period due to higher production costs. Cash costs per ounce sold of $1,794 were lower by $130 per ounce or 7%, due to increased production and sales volume partially offset by higher cash costs.
•AISC per ounce sold of $2,118 was lower by $675 per ounce or 24%, primarily due to lower cash costs per ounce, lower sustaining capital and increased production and sales volume.
•Sustaining capital expenditures of $8.3 million included underground development and rehabilitation of $4.3 million and mill and mobile equipment of $4.0 million. During the quarter, $5.3 million was incurred on the work program underground on the eastern side of the Bousquet Fault (the “Eastwood” zone), to support the study of options to expand the mine.
•Mine-site free cash flow was $51.7 million for the three months ended September 30, 2026, based on revenues of $120.6 million from gold sales of 28,300 ounces at a realized gold price of $4,244 per ounce, generating operating cash flows of $65.5 million offset by capital expenditures totaling $13.8 million.
Financial Performance – YTD 2026 Compared to YTD 2025
•Production costs of $153.3 million were higher by $21.1 million or 16%, primarily due to increased extraction activities in the underground mine, the transition to a new contract miner at the Grand Duc satellite pit, and increased milling costs. Underground mining costs per tonne mined were $307.23, higher by $10.63 per tonne or 4% than the same prior year period, resulting from increased drilling activity, maintenance activities, and an increase in the labour force. Milling costs of $30.01 per tonne, were higher by $2.07 per tonne or 7%, due to increased rental cost for the portable crushing unit supporting the supplemental Grand Duc ore feed and higher labour costs at the mill.
•Cost of sales, excluding depreciation, of $147.4 million was higher by $20.2 million or 16%, primarily due to higher production costs. Cost of sales per ounce sold, excluding depreciation, of $1,552 was lower by $112 or 7%, primarily due to higher sales volume offsetting higher cost of sales.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	15

•Cash costs of $145.3 million were higher by $19.3 million or 15%, primarily due to higher production costs. Cash costs per ounce sold of $1,529 were lower by $119 or 7%, primarily due to the higher production and sales volumes, partially offset by higher cash costs.
•AISC per ounce sold of $1,980 was lower by $330 or 14%, primarily due to higher production and sales volumes and lower sustaining capital expenditures, partially offset by higher cash costs.
•Sustaining capital expenditures of $41.6 million included underground development and rehabilitation of $18.5 million, mill and mobile equipment of $16.3 million, capitalized stripping at Grand Duc of $4.5 million, and other sustaining capital projects of $2.3 million. Year to date, $12.0 million has been incurred to support the Eastwood deposit study evaluating options to expand the mine in the eastern parts of Westwood underground that could be amenable to bulk mining and resulted in an increase in underground throughput.
•Mine-site free cash flow was $218.2 million for the nine months ended September 30, 2026, with revenues of $434.5 million from gold sales of 95,000 ounces at a realized gold price of $4,552 per ounce, resulting in operating cash flows of $271.6 million offset by capital expenditures totaling $53.4 million.
2026 Outlook
Westwood production is expected to be at the upper end of the guidance range of 110,000 to 130,000 ounces in 2026. The 2026 production outlook excludes any potential production from the gold-bearing sludge material discovered in the electrowinning pregnant solution tank at Westwood as described above. Underground mining is planned for between 900 to 1,000 tonnes per day, and the Grand Duc open pit life was extended into 2027 based on the improved economics in the current gold price environment. Mill throughput is expected to total 1.2 million tonnes in 2026 with blended head grades expected to average 3.5 g/t over the course of the year.
Cash costs at Westwood are expected to be in the range of $1,500 to $1,650 per ounce sold and AISC in the range of $1,950 to $2,100 per ounce sold.
Sustaining capital expenditures guidance is $55 million (±5%), primarily consisting of underground development in support of the mine plan, the continued renewal of the mobile fleet and fixed equipment, and certain asset integrity projects at the Westwood mill. Expansion capital of $30 million is primarily associated with development works to support the study of options to expand the mine in the eastern parts of Westwood underground that could be amenable to bulk mining. Additional extensions to the Grand Duc pit continue to be investigated as an accretive opportunity for supplemental mill feed.
Expansion Opportunities
The Company plans to publish an updated technical report for Westwood in the second half of 2027 which is expected to highlight the potential for bulk mining in the eastern zone at depth in Westwood. This approach could potentially support higher overall underground throughput which conceptually would allow for increased gold production at improved mining costs. Increasing the proportion of underground ore processed through the plant would also help offset the expected decline in open‑pit feed once the low‑grade Grand Duc open pit is depleted.
Brownfield Exploration
During the three and nine months ended September 30, 2026, approximately 10,600 metres and 33,800 metres respectively of diamond drilling were completed to largely support the continued ramp-up of underground mining operations and assess potential expansion of the Grand Duc open-pit operation. The Company is investigating high-priority underground targets which could offer potential additional sources of high-grade material and/or areas of broader mineralization particularly in the eastern extension.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	16

Essakane, Burkina Faso

The Essakane District is located in north-eastern Burkina Faso, West Africa approximately 330 kilometres northeast of the capital, Ouagadougou. The Essakane District includes the Essakane mine and the surrounding mining lease and exploration concessions totaling approximately 600 square kilometres. Effective June 20, 2025, in accordance with the amended Burkina Faso Mining Code, the government of Burkina Faso increased its ownership interest in the Essakane mine from 10% to 15%. As a result, the Company’s interest decreased thereafter from 90% to 85%.
Essakane Mine (IAMGOLD interest – 90% for H1 2025, 85% thereafter)

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Key Operating Statistics[1]
Ore mined (000s t)	2,971	3,172	7,672	7,787
Grade mined (g/t)	1.17	1.16	1.09	1.15
Operating waste mined (000s t)	2,739	5,352	8,258	17,438
Capital waste mined (000s t)	5,277	130	18,970	5,031
Total material mined (000s t)	10,987	8,654	34,900	30,256
Strip ratio[2]	2.7	1.7	3.5	2.9
Ore milled (000s t)	3,294	3,094	9,671	9,319
Head grade (g/t)	1.18	1.18	1.18	1.06
Recovery (%)	89	92	89	91
Gold production (000s oz) – 100%	110.5	108.4	326.4	289.1
Gold production (000s oz) – attributable	94.0	92.2	277.5	254.8
Gold sales (000s oz) – 100%	112.4	105.9	330.3	286.4
Average realized gold price[3] ($/oz)	$4,255	$3,493	$4,509	$3,233
Financial Results[1] ($ millions)
Revenues	$478.9	$370.3	$1,491.7	$926.8
Cost of sales[4]	180.7	184.2	552.8	491.2
Production costs	123.8	149.0	377.5	413.6
(Increase)/decrease in finished goods	2.8	1.5	(0.2)	(3.0)
Royalties[5]	54.1	33.7	175.5	80.6
Cash costs[3]	180.2	183.9	550.6	490.3
Sustaining capital expenditures[3]	48.8	15.1	145.0	78.0
Expansion capital expenditures[3]	0.7	2.1	1.7	6.6
Total sustaining and expansion capital expenditures[3]	49.5	17.2	146.7	84.6
Earnings from operations	229.2	134.7	754.3	311.1
Mine-site free cash flow[3]	271.1	150.5	735.9	225.9
Unit costs per tonne[3]
Open pit mining cost per operating tonne mined	$5.44	$7.13	$5.00	$6.25
Milling cost per tonne milled	$18.74	$21.83	$19.35	$19.84
G&A cost per tonne milled	$9.14	$9.52	$9.99	$9.12
Operating costs per ounce[6]
Cost of sales excluding depreciation ($/oz sold)	$1,608	$1,740	$1,674	$1,714
Cash costs[3] – excluding royalties ($/oz sold)	$1,122	$1,419	$1,136	$1,430
Cash costs[3] ($/oz sold)	$1,603	$1,737	$1,667	$1,711
AISC[3] – excluding royalties ($/oz sold)	$1,582	$1,596	$1,595	$1,704
AISC[3] – including royalties ($/oz sold)	$2,063	$1,914	$2,126	$1,985
1. 100% basis, unless otherwise stated.
2.Strip ratio is calculated as waste mined divided by ore mined.
3.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
4.Excludes depreciation – as disclosed in the segment note in the consolidated interim financial statements.
5.Includes contributions made by the Essakane mine to the development fund for local communities, equating to 1% of total revenues.
6.Cost of sales, cash costs excluding royalties, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	17

Operational Insights
•Essakane attributable gold production in the third quarter 2026 was 94,000 ounces (110,500 ounces | 100%), an increase of 1,800 ounces or 2% from the prior year:
•Mining in the third quarter 2026 totaled 11.0 million tonnes, higher by 2.3 million tonnes or 27% compared to the same prior year period. Ore mined totaled 3.0 million tonnes in the quarter at an average grade of 1.17 g/t, a decrease of 6% and an increase of 1%, respectively over the same year prior period. Capital waste mined increased from the prior period as mining progressed to open up the Lao pit as per the mine plan.
•Mill throughput in the third quarter 2026 was 3.3 million tonnes at an average head grade of 1.18 g/t, 6% higher and in line with the same prior year period, respectively.
•The mill achieved recoveries of 89% in the third quarter 2026, 3% lower than the same prior year period, due to lower gravity circuit performance and higher concentrations of graphitic carbon and sulfur in the ore feed from direct feed material.
•The security situation in Burkina Faso continues to be a focus for the Company. Security-related incidents are still occurring in the country, and more broadly, the West African region, which has put pressure and complexity on supply chains. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and activity levels at the site in response to the security environment. The Company continues to invest in the security and supply chain infrastructure in the region and at the mine site. It is also incurring additional costs to bring employees, contractors, supplies, and inventory to the mine. See “Risks and Uncertainties”.
•As at June 30, 2026, the entire $680.7 million of IAMGOLD’s portion of the dividend declared in 2025 had been successfully repatriated, including interest payments of $14.4 million. In June 2026, Essakane declared its 2026 dividend of approximately $500 million representing the full distribution of its 2025 earnings. IAMGOLD’s 85% portion of the dividend net of taxes, is approximately $400 million of which $87.8 million has been received during the third quarter 2026 and $135.8 million subsequent to quarter end. See “Financial Condition - Dividend Payments from Essakane”.
•The average royalty rate was 11% in the third quarter 2026 compared to 9% in the same prior year period, in addition to the contributions to the development fund for local communities equating to 1% of total revenues. The increase reflects the April 2025 royalty decree enacted by the Government of Burkina Faso, which raised the royalty rate to 8% at gold prices above $3,000/oz, with the rate increasing by an additional 1% for each $500/oz thereafter. The previous rate was 7% on all gold sold at or above $2,000/oz.
•On October 12, 2026, Burkina Faso's Ministry of Energy, Mines and Quarries issued an order under the 2024 Mining Code and Local Content Law requiring holders of industrial mining permits to deliver all doré production to approved refineries in Burkina Faso, effective November 1, 2026. The Company received a temporary exemption from this requirement. Discussions with the Government continue with a view to ensuring that local refining can operate at applicable international industry standards. See “Risks and Uncertainties”.
Financial Performance – Q3 2026 Compared to Q3 2025
•Production costs of $123.8 million were lower by $25.2 million or 17%, due to a decrease in mining and milling costs. Mining costs were lower due to less costs being included in production costs resulting from a higher proportion of capitalized waste in the period and lower costs to mine the Lao pit as saprolite and transition material requires less drilling and blasting, which reduced explosives and energy consumption during the quarter. Milling costs were lower due to a reduction in grinding activity required, which resulted in lower consumption of grinding media and overall energy requirements, partially offset by increased leaching costs due to higher consumption of cyanide to address ore complexity.
•Cost of sales, excluding depreciation, of $180.7 million was lower by $3.5 million or 2%, as a 61% increase in royalties was offset by lower production costs. Cost of sales per ounce sold, excluding depreciation, of $1,608 was lower by $132 per ounce or 8%, primarily due to higher production and sales volumes.
•Royalties were $54.1 million or $481 per ounce (30% of cash costs); an increase of $163 per ounce compared to the prior year period resulting from higher gold prices and higher production and sales volume.
•Cash costs, excluding royalties, of $126.1 million were lower by $24.1 million or 16%, primarily due to lower production costs. Cash costs per ounce sold, excluding royalties, of $1,122 per ounce were lower by $297 per ounce or 21%, primarily due to higher production and sales volumes and lower cash costs.
•Cash costs, including royalties, of $180.2 million were lower by $3.7 million or 2% mainly due to lower production costs, partially offset by higher royalties, and total cash costs per ounce sold, including royalties, of $1,603 per ounce were lower by $134 or 8%, primarily due to higher production and sales volumes and lower cash costs.
•AISC per ounce sold of $2,063 was higher by $149 per ounce or 8% due to higher sustaining capital expenditures, higher royalties compared to the prior period, partially offset by higher production and sales volumes and lower cash costs.
•Total capitalized stripping of $28.5 million was higher by $27.6 million, due to the initial pushbacks of a pit expansion in the adjacent Lao pit, resulting in higher overall waste tonnes mined in the period decreasing the proportion of waste tonnes classified as operating waste consistent with the 2026 mine plan.
•Sustaining capital expenditures, excluding capitalized stripping, of $20.3 million included tailings management of $4.8 million, capital spares of $4.5 million, mobile and mill equipment of $4.1 million, resource development of $3.1 million, generator overhaul of $1.4 million and other sustaining projects of $2.4 million.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	18

•Mine-site free cash flow, on a 100% basis, was $271.1 million for the three months ended September 30, 2026, with revenues of $478.9 million resulting from gold sales of 112,400 ounces at a realized gold price of $4,255 per ounce, producing operating cash flows of $321.8 million, offset by capital expenditures totaling $50.7 million.
Financial Performance – YTD 2026 Compared to YTD 2025
•Production costs of $377.5 million were lower by $36.1 million or 9% than the prior year period, primarily due to a decrease in mining costs, a higher proportion of capitalized waste in the period, offset by increased maintenance costs, a slight increase in milling costs and the funding of community development programs in the local communities. Mining costs were lower due to free digging of the initial saprolite benches of the Lao pit in the first half of the year and mining of transition materials in the third quarter reducing explosives consumption and overall energy consumption. Milling costs were higher primarily due to an increase in the price of heavy fuel used to generate power, and an increase in cyanide consumption to address ore complexity, partially offset by lower grinding requirements to support the mill feed. USD equivalent labour, contractor and facility costs increased in the first half of the year compared to the first half of 2025 due to the appreciation of the local XOF currency, which is pegged to the Euro, relative to the same prior year period; this currency pressure abated in September.
•Cost of sales, excluding depreciation, of $552.8 million was higher by $61.6 million or 13%, primarily due to a $94.9 million or 118% increase in royalties, partially offset by lower production costs. Cost of sales per ounce sold, excluding depreciation, of $1,674 was lower by $40 per ounce or 2% than the prior year period, as higher production and sales volumes were offset by lower cost of sales.
•Royalties were $175.5 million or $531 per ounce (32% of cash costs), an increase of $250 per ounce compared to the prior year period resulting from higher gold prices combined with higher production and sales volumes.
•Cash costs, excluding royalties, of $375.1 million were lower by $34.6 million or 8%, primarily due to lower production costs. Cash costs per ounce sold, excluding royalties, of $1,136 were lower by $294 or 21%, primarily due to lower cash costs and higher production and sales volume.
•Cash costs, including royalties, of $550.6 million were higher by $60.3 million or 12% primarily due to higher royalties, and total cash costs per ounce sold of $1,667 were lower by $44 or 3% than the prior year period as higher production and sales volume offset higher cash costs.
•AISC per ounce sold of $2,126 was higher by $141 per ounce or 7%, primarily due to higher sustaining capital expenditures and higher cash cost, partially offset by higher production and sales volume.
•Total capitalized stripping of $93.5 million was higher by $65.2 million or 230%, due to the pushbacks of a pit expansion in the Lao pit adjacent to the Essakane Main Zone, resulting in higher overall waste tonnes mined in the period decreasing the proportion of waste tonnes classified as operating waste consistent with the 2026 mine plan.
•Sustaining capital expenditures, excluding capitalized stripping, of $51.5 million included mobile and mill equipment of $14.0 million, capital spares of $12.4 million, tailings management of $8.8 million, resource development of $7.1 million, generator overhaul of $2.7 million and other sustaining projects of $6.5 million.
•Mine-site free cash flow was $735.9 million for the nine months ended September 30, 2026, with record revenues of $1,491.7 million from the sale of 330,300 ounces at a realized gold price of $4,509 per ounce resulting in operating cash flows of $885.0 million offset by capital expenditures totaling $149.1 million.
2026 Outlook
Essakane attributable production is expected to be in the range of 340,000 to 380,000 ounces (400,000 to 440,000 ounces | 100%). Mining activities will predominantly target Phase 7 of the Essakane Main Zone and the adjacent Lao pit, with an estimated target of 43 to 46 million tonnes of material mined at a strip ratio between 3:1 to 4:1 with increased volumes of waste mining at the Lao pit. Mill throughput is expected to total near 13 million tonnes with head grades averaging 1.10 g/t Au.
Cash costs, excluding royalties, are expected to be in the range of $1,150 to $1,300 per ounce sold. AISC, excluding royalties, are expected at the top end of the guidance range of $1,550 to $1,700 per ounce sold. Costs at Essakane are impacted by the Burkinabe royalty structure described above which are uncapped and linked to gold prices. See “Outlook” for guidance and sensitivities on royalties.
Essakane mainly relies on diesel and heavy fuel oil to power the processing plant and operate the mining fleet. The cost estimates for 2026 used an oil price assumption of $65 per barrel for Brent. Fuel supply and cost have not yet been materially impacted by the conflict in the Middle East, though risks to supply and price have increased with an approximate 3.5% increase to fuel prices occurring in September. Based on the usage between milling and mining, it is estimated that a $10 increase in the price of oil per barrel would approximately equate to a $20 per ounce increase in cash costs and all-in sustaining cost, respectively, exclusive of broader indirect inflationary pressures on input costs and the supply chain. The Company is actively monitoring the situation and implementing measures that are within its control.
Sustaining capital expenditures guidance is expected to be $195 million (±5%), higher than the previous guidance of $165 million due to a change in the mining sequence that resulted in more waste stripping. The higher amount of capitalized waste stripping is partly offset by lower cash cost and the cash cost and AISC guidance remains unchanged. The sustaining capital guidance includes approximately $110 million of capitalized waste stripping to progress Phase 6 and into the Lao pit, as well as the ongoing replacement of certain equipment to improve efficiency and maintenance costs at Essakane, and the annual tailings dam program.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	19

The capitalized waste stripping is higher than estimated in the December 2023 technical report due to inclusion of the Lao pit and extension of estimated mine life into 2029.
Mine Life Extension Opportunities
The Company plans to issue an updated technical report mid-2027. The report is expected to illustrate the potential extension of Essakane’s mine life up to 2035 with additional phases in the Essakane pit and adjacent open pits.
Continued security incidents or related concerns could have a material adverse impact on future operating performance. The Company continues to actively work with authorities and suppliers to mitigate potential impacts and manage supply continuity, while also investing in additional infrastructure and supply inventory levels designed to secure operational continuity. See “Risks and Uncertainties.”
Brownfield Exploration
During the three and nine months ended September 30, 2026, approximately 14,800 metres and 33,200 metres respectively, of diamond and RC drilling were completed as part of a step-out and infill drilling program to extend known mineralization and convert some Inferred Resources into the Indicated Resource category within selected areas of Essakane North, Essakane Main Zone and the Lao Junction sector and its extension to the south. The deposits remain open along strike and at depth. Exploration activities on concessions surrounding the mine lease continue to be suspended due to regional security constraints.
Nelligan Mining Complex, Quebec, Canada

On December 19, 2025, and December 22, 2025, the Company acquired all of the issued and outstanding shares of each of Northern Superior and Orbec, respectively, by way of court-approved plan of arrangement for consideration of approximately $329.0 million and $14.2 million, respectively, in shares of the Company and cash. The Northern Superior acquisition consolidated the Philibert, Chevrier, Lac Surprise, and Croteau projects with Orbec’s early‑stage Muus project, and IAMGOLD’s Nelligan, Monster Lake and Anik projects.
The combined assets, together the “Nelligan Mining Complex”, consolidates the Chibougamau region with a dominant land position of approximately 134,000 hectares. The Nelligan Mining Complex is now positioned as one of the largest pre-production gold camps in Canada. The close proximity of the primary deposits to each other supports the conceptual vision of a central processing facility being fed from multiple ore sources within a 17-kilometre radius.
On February 17, 2026, the Company announced its updated Mineral Resources for the Nelligan Mining Complex. On a consolidated basis, the Nelligan Mining Complex reported a significant increase in Indicated and Inferred Mineral Resources. Indicated Resources increased 1.1 million ounces to a total of 4.3 million ounces at an average grade of 0.99 g/t Au. Inferred ounces increased 1.9 million ounces to a total of 7.5 million ounces at an average grade of 1.08 g/t Au.
The Company plans to issue an inaugural technical report for the Nelligan Mining Complex in mid-2027.
IAMGOLD has budgeted approximately $24 million for exploration activities within the Nelligan Mining Complex for 2026. The goal of the program will be to conduct thorough testing of Philibert, expand Nelligan and continue to test Monster Lake at depth, all in support of a conceptual preliminary economic assessment in 2027. The Company is planning to test high-priority targets within the region.
In January 2026, the Company exercised the option to acquire the remaining 25% interest in the Philibert property held by SOQUEM for the payment totaling C$3.5 million, completing the consolidation of 100% of the Philibert property.
Nelligan
The Company holds a 100% interest in Nelligan located approximately 45 kilometres south of the Chapais Chibougamau area in Québec.
On February 17, 2026, the Company announced its updated Mineral Resources for Nelligan of 3.7 million Indicated gold ounces in 122.0 million tonnes (“Mt”) at 0.95 grams per tonne gold (“g/t Au”), and 4.6 million Inferred ounces (151.0 Mt at 0.96 g/t Au). This represents an 18% increase in Indicated ounces, or 575,000 ounces at the same grade; as well as it represents a 10% decrease in Inferred ounces, or 514,000 ounces, at the same grade. This result is due in part to the infill program conducted last year to increase the confidence in ounces from Inferred Mineral Resources. Mineralization remains open along strike and at depth as demonstrated by encouraging results obtained from the depth exploration program conducted in 2025 (see news release dated September 15, 2025).
A diamond drilling program of 18,000 metres of expansion and delineation drilling was initially planned for 2026. This program has been expanded up to a total of 30,000 metres for year 2026. Approximately 9,700 metres were completed in the third quarter (24,800 metres YTD). The additional drilling is mainly dedicated to infill drilling for resources conversion.
Monster Lake
The Company holds a 100% interest in the Monster Lake Gold Project, which is located approximately 15 kilometres north of Nelligan in the Chapais Chibougamau area in Québec.
On February 17, 2026, the Company announced its updated Mineral Resources for Monster Lake of 243,000 tonnes of Indicated Mineral Resources averaging 13.0 g/t Au for 102,000 ounces of gold, and 1,046,000 tonnes of Inferred Mineral Resources averaging 14.8 g/t Au for 499,000 ounces of gold. A slight increase in Indicated ounces and Inferred ounces is noted.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	20

A diamond drilling program of 15,000 metres was originally planned in 2026 to increase confidence in the existing resource and test at depth the Megane zone following positive results obtained from the 2025 drilling. This program has been expanded to a minimum of 20,000 metres. The depth extension requires further drilling to add to the current resource (see news release dated September 15, 2025). Approximately 7,000 metres were completed in the third quarter (18,100 metres YTD).
Philibert
Following the acquisition of the remaining 25% interest in the Philibert property held by SOQUEM during the first quarter, the Company holds a 100% interest in the Philibert Project which is located approximately 10 kilometres north-east of Nelligan in the Chapais Chibougamau area in Québec.
A diamond drilling program of a minimum of 20,000 metres was originally planned and could increase to 30,000 metres depending on ground conditions. The drilling program aims primarily to convert a significant portion of the Inferred Resource to the Indicated Resource category, and where possible, exploration drilling could test other prospective targets on the project area. Approximately 8,700 metres were completed in the third quarter, (28,000 metres YTD) dedicated mostly to depth extensions of some of the zones.
Anik
The Anik Gold Project is owned at 75% by IAMGOLD after the Company elected to exercise its first option to acquire an undivided interest of 75% in the project in May 2025 pursuant to an option agreement signed on May 20, 2020, with Auriginal Mining, successor to Kintavar Exploration Inc. The project is contiguous with the Nelligan Gold project to the north and east. The Company holds an option to earn up to 80% interest in the project by meeting certain commitments.
A 1,600 metres diamond drilling program was planned in 2026 for testing different targets in the eastern continuation of the Nelligan Deformation Zone. The program was completed in the first quarter 2026, and results are not significant.
Exploration

In the third quarter 2026, drilling activities on active projects and mine sites totaled approximately 56,600 metres (161,600 metres YTD). For additional information regarding the brownfield and greenfield exploration projects, see “Operations”. The Company's exploration expenditures guidance for 2026 is $54 million.

($ millions)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Exploration projects – greenfield	$3.7	$5.7	$27.8	$17.5
Exploration projects – brownfield[1]	4.3	3.4	9.1	10.4
Total – all operations	$8.0	$9.1	$36.9	$27.9
1.Exploration projects – brownfield for the third quarter 2026 included near-mine exploration and resource development of $3.2 million (third quarter 2025 - $2.8 million), and $7.7 million for YTD 2026 (YTD 2025 - $8.8 million), which are capitalized.
FINANCIAL CONDITION

Liquidity and Capital Resources
The Company’s capital allocation strategy is to maximize value through the allocation of internally generated cashflows to support its operations, fund growth opportunities, return capital to its shareholders, and strengthen its balance sheet. The Company’s internally generated cashflows are conceptually differentiated by its Canadian operations and Essakane in Burkina Faso.
Cashflows from the Company’s Canadian Operations are strategically allocated to support the funding of:
•Sustaining and optimizing the Canadian portfolio to support stable, cash-generative performance.
•The contemplated Côté Gold expansion to incorporate Gosselin.
•The potential mine life extension of Westwood and underground expansion into the eastern zone.
•The continued advancement of the Nelligan project.
•The repurchase of 50% of the Côté Gold Gross Margin Royalty from Franco-Nevada.
•Further strengthening its balance sheet.
•The possible introduction of a dividend, which the Company is contemplating initiating in 2027.
Cashflows from Essakane (Burkina Faso) are expected to support its ongoing operations and potential extension of mine life, with cash in excess of working capital requirements repatriated using a combination of dividends and a shareholder account structure (see "Dividend Payments from Essakane"). Subject to applicable TSX approval, for the remainder of 2026, the Company intends to use cash received from Essakane to fund a Share Buyback program and will continue to evaluate this strategy as a source of return of capital for shareholders in 2027.
As at September 30, 2026, the Company had $766.6 million in cash and cash equivalents and net cash of $213.9 million. The Company has $nil drawn on the Credit Facility and approximately $845.8 million remains available, resulting in liquidity at September 30, 2026, of approximately $1,613.4 million.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	21

Within cash and cash equivalents,
•$56.6 million (70% basis) was held by the Côté Gold UJV. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of future expenditures and cash calls are made at the beginning of each month, resulting in the month end cash balance approximating the following month's expenditure.
•$321.0 million was held by Essakane in Burkina Faso. $135.8 million was transferred to Canada subsequent to quarter end.
Restricted cash totaled $68.6 million and relates to deposits required for environmental closure costs obligations related to Essakane and Westwood.
The Company’s liquidity position and capital allocation decisions will ultimately be determined by the performance of the Company’s operations, the price of gold, inflation expectations, currency exchange rates and the Company’s ability to successfully repatriate excess cash from Burkina Faso.
The Company’s liquidity position, comprised of cash and cash equivalents, short-term investments, and availability under the Credit Facility, together with expected cash flows from operations, is expected to be sufficient to support the Company’s normal operating requirements, capital commitments, and service the debt obligations as they become due. The Company’s ability to draw down on the Credit Facility is dependent on its ability to meet net debt to EBITDA and interest ratio covenants.
Readers are encouraged to read the “Caution Regarding Forward Looking Statements” and the “Risk Factors” sections contained in the Company’s 2025 Annual Information Form, which is available on SEDAR+ at www.sedarplus.ca and the “Caution Regarding Forward Looking Statements” and “Risk and Uncertainties” section of this MD&A.
Dividend Payments from Essakane
Excess cash at Essakane is repatriated through dividends and a shareholder account structure as needed, of which the Company will receive its share based on its ownership, net of withholding taxes. The shareholder account structure functions like an inter-company loan and allows for the Company’s portion of the dividend to be repaid using cash in excess of working capital requirements and aligns the interests of both IAMGOLD and the Government of Burkina Faso, including a preference for increased and/or more regular cash flow movements from Essakane.
Essakane declared a record dividend of approximately $855 million in June 2025, which represented the full distribution of past undistributed retained earnings up to and including 2024. IAMGOLD’s 85% portion of the dividend, net of taxes, was approximately $680.7 million and had been fully repatriated as at June 30, 2026.
In June 2026, Essakane declared its 2026 dividend of approximately $500 million representing its 2025 distributable earnings. The Government of Burkina Faso received its portion of the dividend totaling $74.0 million in June 2026. IAMGOLD’s 85% portion of the dividend, net of taxes, is approximately $400 million. The Company received $87.8 million during the third quarter 2026, and $135.8 million subsequent to quarter end. The remaining balance of approximately $176.4 million will be repatriated through dividend installments over the course of 2026 and early 2027. The payments will be funded using cash generated in excess of working capital requirements.
Share Buyback Program
During the third quarter 2026, the Company repurchased and cancelled approximately 7.6 million shares for approximately $134.7 million at an average price of $17.58 per share through its share buyback program under a normal course issuer bid (“NCIB”) that was approved by the Company’s Board of Directors and the TSX. Year to date, the Company repurchased and cancelled approximately 29.1 million shares for approximately $542.6 million at an average price of $18.63 per share. Total repurchases since inception in December 2025 up to September 30, 2026, are approximately 32.1 million shares for approximately $592.6 million at an average price of $18.47 per share.
The NCIB allows for the purchase of up to 57 million of its common shares over a twelve-month period, representing approximately 9.92% of IAMGOLD's public float as at November 30, 2025, through the facilities of the TSX, the NYSE, or any other eligible Canadian alternative trading system on which the common shares are listed. The existing NCIB is approved to continue through December 11, 2026.
Subsequent to quarter end, the Company’s Board of Directors authorized the Company to seek TSX approval for a new NCIB for a further 12 months period. Subject to TSX approval, the new NCIB would permit the Company to purchase up to approximately 10% of IAMGOLD’s outstanding common shares. The Company intends to file a notice of intention with the TSX setting out the terms of the proposed NCIB.
All common shares purchased under the NCIB will be either cancelled or placed under trust to satisfy future obligations under the Company’s share incentive plan. This initiative reflects management’s confidence in the Company’s long-term value and its commitment to disciplined capital allocation. The program is expected to continue to be funded from operating cash flows.
The Company has established an automatic share purchase plan in connection with its NCIB to facilitate the purchase of common shares during times when IAMGOLD would ordinarily not be permitted to purchase common shares due to regulatory restrictions or self-imposed black-out periods. Before entering a black-out period, IAMGOLD may, but is not required to, instruct the broker to make purchases under the NCIB based on parameters set by IAMGOLD in accordance with the automatic share purchase plan, applicable securities laws and stock exchange rules. The actual number of common shares that may be purchased, if any, and the timing of such purchases, will be determined by the Company based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction. No ASPP was in effect at the end of the third quarter 2026.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	22

Cash and Working Capital
The following sets out the changes in cash balance from June 30, 2026, to September 30, 2026 and December 31, 2025, to September 30, 2026:
Current assets as at September 30, 2026, were $1,219.6 million, an increase of $315.9 million compared with December 31, 2025. The increase was due to higher cash and cash equivalents of $344.7 million and higher inventories of $2.9 million, partially offset by lower receivables and other current assets of $24.0 million, and lower assets classified as held for sale of $7.7 million.
Current liabilities as at September 30, 2026, were $505.8 million, a decrease of $11.3 million compared with December 31, 2025. The decrease was primarily due to a decrease in the current portion of other liabilities of $33.5 million and a decrease of $6.4 million in accounts payable and accrued liabilities, offset by an increase in income tax payable of $28.6 million.
Cash Flow

($ millions)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Net cash from (used in) per consolidated interim financial statements:
Operating activities	$461.1	$280.8	$1,476.1	$440.9
Investing activities	(40.1)	(68.8)	(266.4)	(220.2)
Financing activities	(148.4)	(124.9)	(845.3)	(276.1)
Effects of exchange rate fluctuation on cash and cash equivalents	(7.4)	3.4	(19.7)	22.2
Increase (decrease) in cash and cash equivalents	$265.2	$90.5	$344.7	$(33.2)
Cash and cash equivalents, beginning of the period	501.4	223.8	421.9	347.5
Cash and cash equivalents, end of the period	$766.6	$314.3	$766.6	$314.3
Cash flow provided by operating activities
In the third quarter 2026, operating activities generated cash flow of $461.1 million, higher by $180.3 million compared to the same prior year period. Cash flow from operations increased due to higher revenues driven by an increased realized gold price as compared to the prior year period. Cash flow provided by operations before working capital and taxes paid was $506.5 million in the third quarter, compared to $349.9 million in the prior year period.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	23

For YTD 2026, operating activities generated cash flow of $1,476.1 million, an increase of $1,035.2 million compared to the same prior year period. Cash flow from operations increased due to higher revenues driven by an increased realized gold price as compared to the prior year period. Cash flow provided by operations before working capital and taxes paid was $1,679.8 million YTD, compared to $659.5 million in the prior year period.
Cash flow used in investing activities
Net cash used in investing activities for the third quarter 2026 was $40.1 million, a decrease of $28.7 million from the same prior year period. Capital expenditures of $103.0 million increased by $40.7 million compared to the prior year period, with proceeds from other investing activities increasing by $69.4 million.
Net cash used in investing activities for YTD 2026 was $266.4 million, an increase of $46.2 million from the same prior year period. Capital expenditures of $320.2 million increased by $113.7 million compared to the prior year period, with proceeds from other investing activities increasing by $67.5 million.
Cash flow used in financing activities
Net cash used in financing activities for the third quarter 2026 was $148.4 million, an increase of $23.5 million from the same prior year period. Financing activities in 2026 are mainly related to share repurchases under the NCIB program and for 2025 were mainly related to debt repayment and servicing costs.
Net cash used in financing activities for YTD 2026 was $845.3 million, an increase of $569.2 million from the same prior year period. Financing activities in 2026 are mainly related to share repurchases under the NCIB program, debt repayment and the dividend paid to the Government of Burkina Faso. For 2025, financing activities were mainly related to debt repayment and servicing costs and the dividend paid to the Government of Burkina Faso.
Long-Term Debt1
The following table summarizes the carrying value of the Company's long-term debt:

	September 30	December 31
($ millions)	2026	2025
Credit Facility	$—	$200.0
5.75% senior notes ($450 million principal outstanding)	449.2	448.8
Equipment loans	—	1.0
	$449.2	$649.8
1.Long-term debt does not include leases in place of $99.5 million as at September 30, 2026 (December 31, 2025 - $112.0 million).
Credit Facility
The Company has a $850 million secured revolving Credit Facility, which was originally entered into in December 2017 and subsequently increased and extended. The Credit Facility matures on June 17, 2030, and supports the Company’s requirements for a senior revolving facility for its overall business.
On June 17, 2026, the Company announced the strengthening of its financial position by amending its revolving Credit Facility, increasing total capacity from $650 million to $850 million, and extending maturity to June 17, 2030. The facility also includes an additional $250 million accordion feature, offering further liquidity potential, and remains fully undrawn as of the date hereof.
Key terms have improved, with lower interest margins (1.875%–2.875% vs. 2.75%–3.75%), reduced standby fees, and more flexible covenant limits, including an increase of the net debt to EBITDA ratio to 4.0x from 3.5x.
Overall, the amendments reduce borrowing costs, enhance financial flexibility, and expand liquidity, positioning the Company to better support capital allocation and growth initiatives while reflecting a stronger balance sheet.
As at September 30, 2026, the Credit Facility was undrawn and the Company issued letters of credit under the Credit Facility in the amount of $3.8 million as a supplier payment guarantee and $0.4 million as guarantees for certain environmental indemnities to government agencies, with $845.8 million remaining available under the Credit Facility.
The Credit Facility provides for an interest rate margin above the secured overnight financing rate (SOFR), banker’s acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total net debt to EBITDA ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company’s subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants, including net debt to EBITDA, Interest Coverage and a minimum liquidity requirement from October 15, 2027, to October 15, 2028. The Company was in compliance with its Credit Facility covenants as at September 30, 2026.
5.75% Senior notes
In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the “Notes”). The Notes are denominated in U.S. dollars and mature on October 15, 2028. The Notes can be redeemed at 100% of face value from October 15, 2026, onwards. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021, in the amount of approximately $12.9 million for each payment. The Notes are guaranteed by certain of the Company's subsidiaries.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	24

Term Loan
In May 2023, the Company entered into a $400 million Term Loan. The Term Loan had a 3% original issue discount, bearing interest at a floating interest rate of either one month or three-month SOFR + 8.25% per annum. The Company repaid the full facility in 2025. With the repayment completed, the Term Loan has been fully extinguished and is no longer in effect, including all associated covenants and obligations.
Leases
At September 30, 2026, the Company had lease obligations of $99.5 million at a weighted average borrowing rate of 7.25%.
On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited for $125 million, which was subsequently amended to increase the facility to $175 million.
On April 10, 2026, the lease agreement was converted to an uncommitted facility.
Certain pieces of mobile equipment at Côté Gold were delivered during the third quarter 2026.
Equipment loan
The Company had equipment loans with carrying value of $1 million as at December 31, 2025, secured by certain mobile equipment, with interest rates at 5.30% which matured in the third quarter 2026. The equipment loan has been fully repaid. The equipment loan was carried at amortized cost on the consolidated balance sheet.
Gold prepay arrangements
In December 2023 and April 2024, the Company entered into gold sale prepay arrangements and amendments to certain pre-existing prepay arrangements. In H1 2025, the Company delivered 75,000 ounces in equal monthly instalments thereby extinguishing the delivery obligations gold into the prepay arrangements. In the settlement of these obligations, the Company received proceeds totaling $59.9 million in Q1 2025 and $59.4 million in Q2 2025, respectively.
Surety bonds and performance bonds
As at September 30, 2026, the Company had (i) C$293.9 million ($206.8 million) of surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to Westwood and Côté Gold and (ii) C$32.1 million ($22.6 million) of performance bonds in support of certain obligations primarily related to the construction of fish habitat at Côté Gold.
As at September 30, 2026, there is no collateral required to be in place for surety and performance bonds, and the balance of $229.4 million remains uncollateralized.
During the third quarter 2025, the Company increased the bonds required by C$16.9 million ($12.2 million). During the second quarter 2026, the Company increased the bonds required by C$2.1 million ($1.5 million) and during the third quarter 2026, the Company further increased bonds by C$17.0 million ($11.9 million).
Contractual Obligations
As at September 30, 2026, contractual obligations from operations with various maturities were approximately $1.5 billion, primarily comprising expected future contractual payments of long-term debt, including principal and interest, purchase obligations, capital expenditures obligations, asset retirement obligations and lease obligations, partially offset by cash collateralized letters of credit and restricted cash in support of environmental closure cost obligations for certain mines. The Company believes these obligations will be met through available cash resources and net cash from operating activities. The Company entered into derivative contracts for risk management purposes, which are not included in the contractual obligations. Details of these contracts are included in “Financial Instruments”.
Financial Instruments
The Company seeks to manage its exposure to fluctuations in foreign exchange rates and commodity prices by entering into derivative financial instruments from time to time. The Company establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
Foreign Currency Contracts
The Company’s functional currency is the U.S. dollar with revenues primarily denominated in U.S. dollars which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and Euros (input costs).

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	25

At September 30, 2026, the Company’s outstanding foreign currency contracts were as follows:

	2026	2027
Foreign Currency (Input Hedge)[1]
Canadian dollar contracts (millions of C$)	186	270
Rate range (USD/CAD)	1.33 — 1.50	1.35 — 1.43
Hedge ratio[2]	46%	24%
Foreign Currency (Input Hedge)
Euro contracts (millions of EUR)	57	72
Rate range (EUR/USD)	1.13 — 1.21	1.13 — 1.19
Hedge ratio[3]	53%	17%
1.Canadian dollar hedges exclude Canadian dollars on hand which functions as a natural hedge for the Company’s Canadian dollar expenditures. USD/CAD hedges are CAD notional hedges.
2.The Company calculates the CAD hedge ratio based on future estimates of operating and capital expenditures such as its Canadian dollar operating and capital expenditures at Côté Gold, Westwood and its corporate office. Outstanding derivative contracts are allocated based on a specified allocation methodology. The hedge ratio is effective on the remaining expenditures for the balance of the period and is exclusive of YTD 2026 exposure.
3.The Company calculates the EUR Input hedge ratio based on the Essakane mine’s input cost exposure to the XOF which is pegged to the EUR. The notional amount of EUR input hedges is denominated in EUR and settle financially in USD. The EUR hedge ratio excludes XOF on hand which functions as a natural hedge for the Company’s XOF expenditures.

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Average rates
USD/CAD	1.3993	1.3771	1.3849	1.3983
EUR/USD	1.1505	1.1686	1.1610	1.1195
Closing rates
USD/CAD	1.4188	1.3920	1.4188	1.3920
EUR/USD	1.1355	1.1734	1.1355	1.1734
Commodity Contracts
Energy Contracts
The Company uses option structures to help mitigate the risk of fluctuations in the cost of energy, which is a major input in its ongoing mine-site operating costs. The Company has historically used Brent hedges for the exposure of its Essakane mine and uses WTI hedges for energy exposure at its Côté Gold and Westwood mines. At September 30, 2026, the Company’s outstanding energy contracts relate strictly to Côté Gold exposure and the exposure for the Essakane and Westwood mines remains unhedged.
At September 30, 2026, the Company’s outstanding energy contracts in respect of Côté Gold were as follows:

2026
Energy Contracts
WTI oil contracts (thousands of barrels)	40.5
Contract price range ($ barrel of crude oil)	60 — 83
Hedge ratio[1]	80%
1.The Company calculates the hedge ratio for Côté Gold based on future estimates of its fuel consumption for operating and capital activities. Outstanding derivative contracts are allocated based on a specified allocation methodology.
Gold Contracts
The Company’s primary source of revenue is gold that is denominated in U.S. dollars. To manage such risk, the Company may use various hedging strategies, including the use of put and call option contracts. Option contracts can also include put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.
Gold prices remained highly volatile during the period, and this variability continued to impact the Company’s operating and financial performance. Fluctuations in realized prices affected revenue, cash flow generation, and operating margins, in addition, the broader market’s sensitivity to commodity price movements contributed to the increase in volatility in the Company’s share price. Volatility in the gold price is expected to continue in the future which will continue to impact the Company’s share price.
In the third quarter 2025, the Company purchased gold puts for the purpose of ensuring the timely payment of dividends from the Essakane mine. The put purchase price is financed such that the cash outlay for the purchase price is aligned with the hedges’ expiries occurring monthly in 2026. As the hedges are paid for with cash at the time of delivery, no call option was sold to finance the put purchase, and therefore the gold hedges allowed unlimited participation in market spot gold prices above the put level (floor price). As at September 30, 2026 all gold hedges had expired and the Company is fully exposed to the fluctuation in gold price.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	26

The following table compares the market price of gold with the average price of gold:

	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Average market gold price ($/oz)	$4,263	$3,457	$4,543	$3,201
Average realized gold price[1] ($/oz), inclusive of prepay deliveries:	$4,277	$3,492	$4,514	$3,153
Average realized gold price, excluding prepay deliveries ($/oz)	$4,277	$3,492	$4,514	$3,251
Average realized gold price of prepay deliveries[2] ($/oz)	$—	$—	$—	$2,305
Closing market gold price ($/oz)	$4,176	$3,825	$4,176	$3,825
1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
2.No further deliveries are required. The Company delivered 75,000 ounces YTD 2025 into the Q2 2024 Prepay Arrangements fulfilling the terms of the arrangements. See “Gold prepay arrangements” above.
Sensitivity Impact
The following table provides estimated cost per ounce sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming guided 2026 production and costs levels:

	Change of	Annualized impact on Cost of Sales $/oz	Annualized impact on Cash Costs[1] $/oz	Annualized impact on AISC[1] $/oz
Oil price	$10/barrel	$12	$12	$12
USD/CAD	$0.10	$46	$46	$78
EUR/USD	$0.10	$14	$14	$22
1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”. Cash costs and AISC per ounce of gold sold consist of Côté Gold, Westwood and Essakane on an attributable basis of 70%, 100%, and 85%, respectively.

The cost of sales and cash costs of the Company are impacted by the gold price linked payments and royalties at Côté Gold and Essakane. See “Outlook – Costs”.
Shareholders' Equity

Number issued and outstanding (millions)	September 30, 2026	November 5, 2026
Common shares	566.7	566.8
Options[1]	1.3	1.3
1. Refer to note 20 of the consolidated interim financial statements for all outstanding equity awards.
QUARTERLY FINANCIAL REVIEW

	2026			2025				2024
($ millions, except where noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$856.5	$856.9	$1,030.1	$1,088.1	$706.7	$580.9	$477.1	$469.9
Net earnings	$326.1	$255.8	$417.4	$444.7	$155.2	$85.9	$46.5	$91.1
Net earnings attributable to equity holders	$297.0	$230.5	$379.7	$406.6	$139.4	$78.7	$39.7	$86.2
Basic earnings per share attributable to equity holders	$0.52	$0.40	$0.65	$0.70	$0.24	$0.14	$0.07	$0.15
Diluted earnings per share attributable to equity holders	$0.52	$0.40	$0.64	$0.70	$0.24	$0.14	$0.07	$0.15
Revenues
Revenues were $856.5 million in the third quarter 2026 from sale of 199,900 ounces at an average realized gold price of $4,277 per ounce, higher by $149.8 million or 21% than the prior year period, due to the $785 per ounce increase in the realized gold price, partially offset by lower gold sales volume.
Revenues YTD 2026 were $2,743.5 million from sales of 606,500 ounces at an average realized gold price of $4,514 per ounce, higher by $978.8 million or 55% than the prior year period, primarily due to the $1,361 per ounce increase in realized gold price and higher gold sales volume. The revenues in the first half of 2025 included 75,000 ounces delivered into the gold prepay arrangements at $2,305 per ounce.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	27

Cost of Sales
Cost of sales excluding depreciation was $324.0 million in the third quarter 2026, lower by $0.2 million than the prior year period, primarily due to higher royalties at Côté and Essakane due to the higher gold price, and increased production costs at Westwood compared to the prior year period, partially offset by decreased production and sales volume and production costs at Essakane and Côté.
Cost of sales excluding depreciation YTD 2026 was $990.9 million, higher by $123.4 million or 14% than the prior year period, primarily due to higher royalties at Côté and Essakane due to the higher gold price, increased production and sales, and increased production costs at Westwood and Côté compared to the prior year period, partially offset by decreased production cost at Essakane.
Depreciation Expense
Depreciation expense was $126.5 million in the third quarter 2026, higher by $16.6 million or 15% than the prior year period primarily due to the amortization of deferred stripping assets at Côté and Essakane compared to the prior year period, partially offset by lower sales volume.
Depreciation expense YTD 2026 was $360.8 million, higher by $76.2 million or 27% than the prior year period primarily due to the higher sales volume compared to the prior year period and amortization of deferred stripping assets at Côté and Essakane.
Exploration Expense
Exploration expense was $8.4 million in the third quarter 2026, lower by $0.5 million or 6% than the prior year period due to increased exploration expenditures at the Nelligan Mining Complex and Côté Gold.
Exploration expense YTD 2026 was $24.0 million, higher by $2.5 million or 12% than the prior year period due to increased exploration expenditures at the Nelligan Mining Complex and Côté Gold.
General and Administrative Expense
General and administrative expense was $21.1 million in the third quarter 2026, higher by $6.5 million or 45% than the prior year period, primarily due to $5.3 million in planned cloud technology implementation costs, $2.8 million higher labour and other administrative costs, and $0.3 million in increased share-based compensation, partially offset by $1.9 million in lower consulting fees.
General and administrative expense YTD 2026 was $58.3 million, higher by $14.8 million or 34% than the prior year period, due to $12.4 million in planned cloud technology implementation and consulting fees, $1.4 million in higher labour and other administrative costs, $1.0 million in increased share-based compensation.
Income Tax Expense
The Company is subject to tax in various jurisdictions, including Burkina Faso and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate from one period to the next.
Income tax expense was $127.5 million in the third quarter 2026, higher by $83.1 million or 187% than the prior year period. It is comprised of a current income tax expense of $77.8 million and a deferred income tax expense of $49.7 million, higher than the prior year period for current income tax expense by $45.8 million or 143% and higher for deferred income tax expense by $37.3 million or 301%, respectively. The current income tax expense in the third quarter of 2026 was higher primarily due to higher income in Essakane and higher withholding taxes from higher intercompany dividends. The deferred income tax expense in the third quarter of 2026 was higher primarily due to the reduction of available deferred tax assets.
Income tax expense YTD 2026 was $353.2 million, higher by $190.7 million or 117% than the prior year period. It is comprised of a current income tax expense of $226.5 million and a deferred income tax expense of $126.7 million, higher than the prior year period for current income tax expense by $93.0 million or 70% and higher for deferred income tax expense by $97.7 million or 337%, respectively. The current income tax expense for the year was higher primarily due to higher income in Essakane. The deferred income tax expense for the year was higher primarily due to a reduction of the amount of available deferred tax assets which resulted in a deferred tax liability.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2025, under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the CEO and the CFO concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2025, providing reasonable assurance that the information required to be

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	28

disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Internal Control over Financial Reporting
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated interim financial statements in compliance with IFRS as issued by the International Accounting Standards Board (“IASB”). The Company’s internal control over financial reporting includes policies and procedures that:
•pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;
•provide reasonable assurance that transactions are recorded as necessary to permit the preparation of consolidated annual and interim financial statements in accordance with IFRS as issued by the IASB;
•ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and
•provide reasonable assurance regarding the prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated interim financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes, that may have materially affected or are reasonably likely to have materially affected the internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2025 by the Company’s management, including the CEO and the CFO. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.
There have been no material changes in the Company’s internal control over financial reporting or in other factors that could affect internal controls during the third quarter 2026 and their design remains effective.
Limitations of Control and Procedures
The Company’s management, including the CEO and the CFO, believe that any disclosure of controls and procedures and internal control over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions on, and estimates of effects of, uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ materially from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgments, estimates, and assumptions applied in the preparation of the Company's consolidated interim financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2025.
Qualified Person and Technical Information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Marie-France Bugnon, P.Geo., Vice President, Exploration, IAMGOLD. Ms. Bugnon is a “qualified person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases) and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance – quality control (QA-QC) program designed to follow industry best practices. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length, and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge, fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	29

NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to note 3 of the Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, operational, geopolitical, security, market and financial risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operational and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading “Cautionary Statement on Forward-Looking Information”.
Readers of this MD&A should consider the information included or incorporated by reference in this document and the Company’s consolidated interim financial statements and related notes for the three and nine months ended September 30, 2026.
The inherently volatile nature of the Company’s activities, the international geographies and emerging, undeveloped economies in which it operates mean that the Company’s business, operations and financial condition are generally exposed to significant risk factors, known and unknown, stable and unstable, many of which are beyond its control. Managing these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an enterprise risk management (“ERM”) system. The Company’s view of risks is not static. An important component of the ERM approach is to identify evolving or emerging key risks, manage those risks and incorporate them into existing ERM assessment, measurement, monitoring and reporting processes. These practices are designed to ensure management is forward-looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors levels.
Risks and uncertainties to the Company’s business, operations, and financial condition that were identified by management as new or elevated in the third quarter of 2026 are described below. Readers are cautioned that no ERM framework or system, including that employed by the Company, can ensure that all risks to the Company, at any point in time, are accurately identified, assessed as to significance or impact, managed, effectively controlled or mitigated. As such, there may be additional new or elevated risks to the Company in the third quarter of 2026 that are not described in this MD&A.
Geopolitical Risks Related to Ongoing Middle East Conflicts
Ongoing or escalating geopolitical tensions and military activity, including the conflict involving the Middle East, may adversely affect the Company’s results of operations, costs, and financial condition. Heightened geopolitical instability in the Middle East has contributed to uncertainty in global economic and financial conditions, including potential constraints affecting key shipping routes such as the Strait of Hormuz, and increased volatility in energy, fuel, and transportation markets, as well as the volatility in financial and commodity markets. These developments may disrupt global supply chains, including the availability and cost of fuel, transportation, and other critical materials, which would have an adverse effect on the results of operations. Disruptions to fuel or other consumable material supply, including as a result the government-imposed restrictions, sanctions, export controls, or other regulatory actions, could require the temporary suspension or shutdown of certain mining operations where reliable access to fuel is essential to safe and continuous operations. Heightened geopolitical tensions may also increase cybersecurity risks, including threats to energy infrastructure, logistics providers, financial systems, and other third-party service providers.
Global Economic Conditions, Tariffs and Uncertainties
The Company’s strategic plans and operations are affected by unforeseen geopolitical and global economic events such as escalation of ongoing or new armed conflicts, trade protectionism policies imposed by governments, national elections or changes in national administrations, and changes in forecasted inflation and foreign currency rates and/or economic growth. These variables directly impact the validity of the Company’s strategic plans with unforeseen changes in business, operating and market conditions potentially resulting in a material adverse effect on the Company’s business, financial condition and results of operations. Given these challenges, the Company faces risks associated with capital resources, organizational capacity, and the efficiency of its systems and processes, all of which could hinder the execution of its strategic plans.
A key aspect of these uncertainties is the imposition of tariffs and other trade restrictions. The fluid and evolving nature of trade protectionism, including trade tariffs and imposed by the United States and retaliatory measures adopted by Canada to-date in 2026, adds further complexity to the Company's supply chain. The Company is actively reviewing its exposure to these tariffs and potential alternatives to affected input. However, uncertainty remains around whether additional tariffs or retaliatory measures will be introduced, the scope of such tariffs, and their direct and indirect effects. Other countries may also adopt protectionist policies including tariffs, trade barriers and other protectionist or retaliatory measures, imposing further constraints on the Company’s ability to procure goods and services. The Company continues to assess and implement measures to mitigate the adverse effects of economic uncertainties, tariffs, trade restrictions, and evolving geopolitical conditions on its operations, financial health, and overall profitability.
Water Availability at Essakane Mine
The physical risks of climate change may have an adverse effect on the Company’s business, financial condition and results of operations. Global climate change could exacerbate certain of the threats facing the Company’s business, including the frequency and severity of weather-related events. The Company’s mine operations are dependent on sufficient water availability

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	30

to support milling activities. Periods of reduced precipitation, and extended drought-related conditions in the Sahel region of Burkina Faso, where the Company’s Essakane Mine is located, may reduce available water supplies. If sufficient water cannot be secured, including through permitted supplemental water sources, the Essakane Mine may be required to reduce mill throughput or temporarily curtail processing activities, which could adversely affect gold production, operating costs and financial performance. The Company continues to monitor changing climate including drought conditions in the Sahel region of Burkina Faso to ensure there is no impact on water availability at the Essakane Mine.
Climate change events or conditions could have adverse effects on the workforce and on the local communities surrounding the areas where the Company operates, such as an increased risk of food insecurity, water scarcity, adverse air quality, civil unrest and the prevalence of disease. In case any of these risks materialize, there is no assurance that the emergency response plans developed for addressing extreme climate change events will be effective or that the physical risks of climate change will not have an adverse effect on the Company’s business, financial condition and results of operations. These climate change related events may result in substantial costs to manage the event, to recover from the event and possibly to modify existing or future infrastructure requirements to prevent recurrence.
Changes in Laws and Regulations: Local Refining Requirements in Burkina Faso
On October 12, 2026, Burkina Faso's Ministry of Energy, Mines and Quarries issued an order under the 2024 Mining Code and Local Content Law requiring holders of industrial mining permits to deliver all doré production to approved refineries in Burkina Faso, effective November 1, 2026. The order provides for a mechanism pursuant to which an operator may seek authorization from the Minister of Energy, Mines and Quarries to refine outside of Burkina Faso where local refining is technically or materially impossible.
The Company received a temporary exemption from the local refining requirement. The Company is assessing the impact on its refining and sales arrangements, as well as the availability of implementation arrangements, transitional measures and, if required, any further exemptions.
The Essakane Mine currently ships its doré to an internationally accredited London Bullion Market Association (“LBMA”) certified refinery outside Burkina Faso. LBMA accreditation provides internationally recognized standards for the refining, quality and responsible sourcing of gold and allows refined gold meeting LBMA Good Delivery requirements to be readily traded through the international bullion market. The Company is engaging with the Government, the local refining industry, other counterparties and mining companies regarding the implementation of the new requirement. Although the Government has indicated an intention to implement the requirement pragmatically and to preserve applicable international industry standards, the timing and implementation modalities, including ensuring that there is a process for the product to be readily traded in the international bullion market, remain under development.
If the Essakane Mine is required to refine locally, the Company could experience delays in the sale and settlement of gold, higher inventories and working capital requirements, and increased refining, transportation, security and insurance costs, affecting the timing of revenue and cash flows as well as operating costs. There is no assurance that workable arrangements or timely relief will be obtained, or that local refining capacity will be sufficient, reliable and able to meet customer standards. The Company may need to amend its refining, sales and logistics arrangements, and non-compliance could result in sanctions or other enforcement measures under applicable law. Any of these outcomes could adversely affect the Company's business, financial condition and results of operations.
NON-GAAP1 FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures to supplement its consolidated interim financial statements, which are presented in accordance with IFRS, including the following:
•Average realized gold price per ounce sold
•Underground mining cost per ore tonne mined, open pit net mining cost per operating tonne mined, milling cost per tonne milled, and G&A cost per tonne milled
•Cash costs excluding royalties, cash costs, cash costs per ounce sold, all in sustaining cost excluding royalties, all in sustaining cost and all in sustaining cost per ounce sold
•Net earnings attributable to shareholders and adjusted net earnings attributable to shareholders
•Net cash from operating activities, before movements in working capital and non-current ore stockpiles
•Earnings before interest, income taxes, depreciation and amortization (“EBITDA”)
•Mine-site free cash flow
•Sustaining and expansion capital expenditures
The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, these non-GAAP financial measures will provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
__________________________
1.GAAP - Generally accepted accounting principle

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	31

Average Realized Gold Price per Ounce Sold
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant, and to provide investors a clearer view of the Company’s financial performance based on the average realized proceeds from gold sales in the reporting period.

($ millions, except where noted)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Revenues	$856.5	$706.7	$2,743.5	$1,764.7
By-product credits and other revenues	(1.6)	(0.8)	(5.7)	(2.9)
Gold revenues	$854.9	$705.9	$2,737.8	$1,761.8
Sales (000s oz)	199.9	202.5	606.5	558.8
Average realized gold price per ounce[1,2,3] ($/oz)	$4,277	$3,492	$4,514	$3,153
1.Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.
2.Average realized gold price per ounce sold is calculated based on sales from the Company's Côté Gold mine at 70% and Westwood and Essakane mines at 100%.
3.Average realized gold price per ounce sold for YTD 2025 includes 75,000 ounces at $2,305 per ounce, as delivered into the Q1 2024 and Q2 2024 Prepay Arrangements. No deliveries were required in 2026 as the delivery obligations were fulfilled in H1 2025.
Underground Mining Cost per Ore Tonne Mined, Open Pit Net Mining Cost per Operating Tonne Mined, Milling Cost per Tonne Milled, and G&A Cost per Tonne Milled
Underground mining cost per ore tonne mined and open pit net mining cost per operating tonne mined are defined as:
•Mining costs (as included in production costs), that exclude capitalized waste stripping for open pit mines, less changes in stockpile balances and non-production costs as these costs are not directly related to tonnes mined, divided by
•the sum of the tonnage of ore and operating waste mined.
Milling cost per tonne milled and general and administrative cost per tonne milled are defined as:
•Mill and general and administrative costs (as included in production costs), excluding selling costs and non-production costs as these costs are not directly related to tonnes milled, divided by
•the tonnage of ore milled.
IAMGOLD believes these non-GAAP financial performance measures provide further transparency and assist analysts, investors and other stakeholders of the Company in assessing the performance of mining operations by eliminating the impact of varying production levels. Management is aware, and investors should note that these per tonne measures of performance can be affected by fluctuations in mining and/or processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Côté Gold (100% basis)

($ millions, except where noted)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Production cost	$111.8	$117.6	$341.6	$295.4
Adjust for:
Increase/decrease in stockpiles	9.0	14.5	21.5	29.8
Adj. operating cost	$120.8	$132.1	$363.1	$325.2
Included in adjusted operating cost:
Open pit net mining cost [A]	42.0	47.9	121.3	113.5
Milling cost [B], net of capitalized operating cost	54.5	65.7	172.0	157.7
G&A cost [C]	24.3	18.5	69.8	54.0
Open pit ore tonnes mined (000s t)	3,797	3,841	10,422	10,126
Open pit operating waste tonnes mined (000s t)	5,008	6,770	14,811	18,275
Open pit ore and operating waste tonnes mined (000s t) [D]	8,805	10,611	25,233	28,401
Ore milled (000s t) [E]	2,879	2,988	8,093	8,015
Open pit net mining cost per operating tonne mined ($/tonne) [A/D]	$4.77	$4.51	$4.81	$4.00
Milling cost per tonne milled ($/tonne) [B/E]	$18.92	$22.01	$21.25	$19.68
G&A cost per tonne milled ($/tonne) [C/E]	$8.45	$6.14	$8.62	$6.73
$/tonne may not re-calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	32

Westwood

($ millions, except where noted)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Production cost	$51.8	$44.8	$153.3	$132.2
Adjust for:
Increase/decrease in stockpiles	(0.8)	2.8	(1.9)	4.5
Adj. operating cost	$51.0	$47.6	$151.4	$136.7
Consisting of:
Underground mining cost [A]	31.8	28.1	94.9	82.2
Open pit net mining cost [B]	5.5	4.7	13.0	14.0
Milling cost [C]	8.1	9.1	27.0	23.9
G&A cost [D]	5.6	5.7	16.5	16.6
Underground ore tonnes mined (000s t) [E]	99	90	309	277
Open pit ore tonnes mined (000s t)	122	315	291	822
Open pit waste tonnes mined (000s t)	412	261	970	1,073
Open pit ore and operating waste tonnes mined (000s t) [F]	534	576	1,261	1,895
Ore milled (000s t) [G]	309	250	899	855
Underground mining cost per ore tonne mined ($/tonne) [A/E]	$321.58	$312.22	$307.23	$296.60
Open pit net mining cost per operating tonne mined ($/tonne) [B/F]	$10.32	$8.18	$10.31	$7.38
Milling cost per tonne milled ($/tonne) [C/G]	$25.96	$36.43	$30.01	$27.94
G&A cost per tonne milled ($/tonne) [D/G]	$18.11	$22.95	$18.30	$19.48
$/tonne may not re-calculate based on amounts presented in this table due to rounding.
Essakane

($ millions, except where noted)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Production cost	$123.8	$149.0	$377.5	$413.6
Adjust for:
Increase/decrease in stockpiles	(0.9)	8.8	(14.0)	14.0
Adj. operating cost	$122.9	$157.8	$363.5	$427.6
Consisting of:
Open pit net mining cost [A]	31.1	60.8	79.7	157.7
Milling cost [B]	61.8	67.5	187.1	184.8
G&A cost [C]	30.0	29.5	96.7	85.1
Open pit ore tonnes mined (000s t)	2,971	3,172	7,672	7,787
Open pit operating waste tonnes mined (000s t)	2,739	5,352	8,258	17,438
Open pit ore and operating waste tonnes mined (000s t) [D]	5,710	8,524	15,930	25,225
Ore milled (000s t) [E]	3,294	3,094	9,671	9,319
Open pit net mining cost per operating tonne mined ($/tonne) [A/D]	$5.44	$7.13	$5.00	$6.25
Milling cost per tonne milled ($/tonne) [B/E]	$18.74	$21.83	$19.35	$19.84
G&A cost per tonne milled ($/tonne) [C/E]	$9.14	$9.52	$9.99	$9.12
$/tonne may not re-calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	33

Cash Costs Excluding Royalties, Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold
The Company reports cash costs excluding royalties, cash costs excluding royalties per ounce sold, cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.
Cash costs include mine-site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and amortization, by-product credits and corporate general and administrative costs. These costs are then divided by the Company’s attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs excluding royalties per ounce sold, cash costs per ounce sold, and the AISC per ounce sold.
The following tables provide a reconciliation of cash costs excluding royalties, cash costs, AISC, cost of sales excluding depreciation per ounce sold, cash costs excluding royalties per ounce sold, cash costs per ounce sold and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.
Three months ended September 30, 2026

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate	Total
Cost of sales[1]	$135.4	$65.8	$249.0	$0.3	$450.5
Depreciation expense	(43.5)	(14.4)	(68.3)	(0.3)	(126.5)
Cost of sales, excluding depreciation expense	$91.9	$51.4	$180.7	$—	$324.0
Royalties[2]	(17.8)	—	(54.1)	—	(71.9)
Cost of sales, excluding depreciation expense and royalties	$74.1	$51.4	$126.6	$—	$252.1
Adjust for:
By-product credit	(0.5)	(0.7)	(0.5)	—	(1.7)
Cost attributed to non-controlling interests[3]	—	—	(27.0)	—	(27.0)
Cash costs – attributable	$91.4	$50.7	$153.2	$—	$295.3
Adjust for:
Sustaining capital expenditures[4]	29.3	8.6	50.0	—	87.9
Corporate general and administrative costs[5]	—	—	—	21.1	21.1
Other costs[6]	1.0	0.5	1.8	(0.2)	3.1
Cost attributable to non-controlling interests[3]	—	—	(7.8)	—	(7.8)
AISC – attributable	$121.7	$59.8	$197.2	$20.9	$399.6
Total gold sales (000 oz) – attributable	59.2	28.3	95.6	—	183.1
Cost of sales excluding depreciation[7]($/oz sold) – attributable	$1,551	$1,817	$1,608	$—	$1,622
Cash costs – excluding royalties[7] ($/oz sold) – attributable	$1,243	$1,794	$1,122	$—	$1,266
Cash costs[7] ($/oz sold) – attributable	$1,544	$1,794	$1,603	$—	$1,614
AISC[7] – excluding royalties ($/oz sold) – attributable	$1,755	$2,118	$1,582	$114	$1,836
AISC[7] all operations ($/oz sold) – attributable	$2,056	$2,118	$2,063	$114	$2,184
1.Excludes depreciation – as disclosed in the segment note in the consolidated interim financial statements.
2.Includes contributions made by the Essakane mine to the development fund for local communities equating to 1% of total revenues.
3.Adjustments for the consolidation of Essakane (85%) to its attributable portion of cost of sales.
4.Sustaining capital expenditures are expenditures required to support current production levels at a mine site as further described below.
5.Corporate general and administrative costs exclude one-time material severance charges.
6.Other costs include sustaining lease principal payments and environmental rehabilitation accretion and amortization, partially offset by by-product credits.
7.Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold, and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	34

Three months ended September 30, 2025

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate	Total
Cost of sales[1]	$147.7	$50.8	$235.0	$0.6	$434.1
Depreciation expense	(47.7)	(10.8)	(50.8)	(0.6)	(109.9)
Cost of sales, excluding depreciation expense	$100.0	$40.0	$184.2	$—	$324.2
Royalties[2]	(17.9)	—	(33.7)	—	(51.6)
Cost of sales, excluding depreciation expense and royalties	$82.1	$40.0	$150.5	$—	$272.6
Adjust for:
By-product credit	(0.2)	(0.2)	(0.3)	—	(0.7)
Cost attributed to non-controlling interests[3]	—	—	(27.7)	—	(27.7)
Cash costs – attributable	$99.8	$39.8	$156.2	$—	$295.8
Adjust for:
Sustaining capital expenditures[4]	20.1	17.4	17.4	(0.6)	54.3
Corporate general and administrative costs[5]	—	—	—	14.6	14.6
Other costs[6]	0.6	0.5	1.4	(0.1)	2.4
Cost attributable to non-controlling interests[3]	—	—	(2.8)	—	(2.8)
AISC – attributable	$120.5	$57.7	$172.2	$13.9	$364.3
Total gold sales (000 oz) – attributable	75.9	20.7	90.1	—	186.7
Cost of sales excluding depreciation[7] ($/oz sold) – attributable	$1,323	$1,937	$1,740	$—	$1,593
Cash costs[7] – excluding royalties ($/oz sold) – attributable	$1,084	$1,924	$1,419	$—	$1,338
Cash costs[7] ($/oz sold) – attributable	$1,320	$1,924	$1,737	$—	$1,588
AISC[7] – excluding royalties ($/oz sold) – attributable	$1,358	$2,793	$1,596	$74	$1,706
AISC[7] all operations ($/oz sold) – attributable	$1,594	$2,793	$1,914	$74	$1,956
1.Excludes depreciation – as disclosed in the segment note in the consolidated interim financial statements.
2.Includes contributions made by the Essakane mine to the development fund for local communities equating to 1% of total revenues.
3.Adjustments for the consolidation of Essakane (85%) to its attributable portion of cost of sales.
4.Sustaining capital expenditures are expenditures required to support current production levels at a mine site as further described below.
5.Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.
6.Other costs include sustaining lease principal payments and environmental rehabilitation accretion and amortization, partially offset by by-product credits.
7.Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold, and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	35

Nine months ended September 30, 2026

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate	Total
Cost of sales[1]	$420.1	$194.2	$736.4	$1.0	$1,351.7
Depreciation expense	(129.4)	(46.8)	(183.6)	(1.0)	(360.8)
Cost of sales, excluding depreciation expense	$290.7	$147.4	$552.8	$—	$990.9
Royalties[2]	(56.9)	—	(175.5)	—	(232.4)
Cost of sales, excluding depreciation expense and royalties	$233.8	$147.4	$377.3	$—	$758.5
Adjust for:
By-product credit	(1.4)	(2.1)	(2.2)	—	(5.7)
Cost attributed to non-controlling interests[3]	—	—	(82.6)	—	(82.6)
Cash costs – attributable	$289.3	$145.3	$468.0	$—	$902.6
Adjust for:
Sustaining capital expenditures[4]	85.8	41.2	147.3	—	274.3
Corporate general and administrative costs[5]	—	—	—	58.3	58.3
Other costs[6]	2.2	1.5	4.5	(0.3)	7.9
Cost attributable to non-controlling interests[3]	—	—	(22.8)	—	(22.8)
AISC – attributable	$377.3	$188.0	$597.0	$58.0	$1,220.3
Total gold sales (000 oz) – attributable	181.2	95.0	280.8	—	557.0
Cost of sales excluding depreciation[7] ($/oz sold) – attributable	$1,604	$1,552	$1,674	$—	$1,630
Cash costs[7] – excluding royalties ($/oz sold) – attributable	$1,283	$1,529	$1,136	$—	$1,251
Cash costs[7] ($/oz sold) – attributable	$1,597	$1,529	$1,667	$—	$1,621
AISC[7] – excluding royalties ($/oz sold) – attributable	$1,768	$1,980	$1,595	$104	$1,821
AISC[7] all operations ($/oz sold) – attributable	$2,082	$1,980	$2,126	$104	$2,191
1.Excludes depreciation – as disclosed in the segment note in the consolidated interim financial statements.
2.Includes contributions made by the Essakane mine to the development fund for local communities equating to 1% of total revenues.
3.Adjustments for the consolidation of Essakane (85%) to its attributable portion of cost of sales.
4.Sustaining capital expenditures are expenditures required to support current production levels at a mine site as further described below.
5.Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.
6.Other costs include sustaining lease principal payments and environmental rehabilitation accretion and amortization, partially offset by by-product credits.
7.Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold, and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	36

Nine months ended September 30, 2025

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate	Total
Cost of sales[1]	$372.3	$163.8	$614.4	$1.6	$1,152.1
Depreciation expense	(123.2)	(36.6)	(123.2)	(1.6)	(284.6)
Cost of sales, excluding depreciation expense	$249.1	$127.2	$491.2	$—	$867.5
Royalties[2]	(42.7)	—	(80.6)	—	(123.3)
Cost of sales, excluding depreciation expense and royalties	$206.4	$127.2	$410.6	$—	$744.2
Adjust for:
By-product credit	(0.6)	(1.2)	(0.9)	—	(2.7)
Cost attributed to non-controlling interests[3]	—	—	(58.2)	—	(58.2)
Cash costs – attributable	$248.5	$126.0	$432.1	$—	$806.6
Adjust for:
Sustaining capital expenditures[4]	65.6	48.6	73.3	—	187.5
Corporate general and administrative costs[5]	—	—	—	43.5	43.5
Other costs[6]	1.7	2.0	4.4	(3.7)	4.4
Cost attributable to non-controlling interests[3]	—	—	(8.7)	—	(8.7)
AISC – attributable	$315.8	$176.6	$501.1	$39.8	$1,033.3
Total gold sales (000 oz) – attributable	195.9	76.5	252.4	—	524.8
Cost of sales excluding depreciation[7] ($/oz sold) – attributable	$1,272	$1,664	$1,714	$—	$1,542
Cash costs[7] – excluding royalties ($/oz sold) – attributable	$1,051	$1,648	$1,430	$—	$1,321
Cash costs[7] ($/oz sold) – attributable	$1,269	$1,648	$1,711	$—	$1,537
AISC[7] – excluding royalties ($/oz sold) – attributable	$1,395	$2,310	$1,704	$76	$1,753
AISC[7] all operations ($/oz sold) – attributable	$1,613	$2,310	$1,985	$76	$1,969
1.Excludes depreciation – as disclosed in the segment note in the consolidated interim financial statements.
2.Includes contributions made by the Essakane mine to the development fund for local communities equating to 1% of total revenues.
3.Adjustments for the consolidation of Essakane (90% for the first half of 2025 and 85% thereafter) to its attributable portion of cost of sales.
4.Sustaining capital expenditures are expenditures required to support current production levels at a mine site as further described below.
5.Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.
6.Other costs include sustaining lease principal payments and environmental rehabilitation accretion and amortization, partially offset by by-product credits.
7.Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold, and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
Sustaining and Expansion Capital Expenditures
Sustaining capital expenditures are expenditures required to support current production levels at a mine site and exclude all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.
Reconciliation of incurred capital expenditure per the segmented note in the financial statements to incurred sustaining and expansion capital for the three months ended September 30, 2026, and September 30, 2025:

($ millions, except where noted)	Sustaining	Expansion	Q3 2026	Sustaining	Expansion	Q3 2025
Capital expenditures for property, plant and equipment	$86.3	$23.4	$109.7	$59.9	$10.4	$70.3
Côté Gold (IMG basis)	29.1	17.4	46.5	27.7	8.3	36.0
Westwood	8.3	5.3	13.6	17.7	—	17.7
Essakane	48.8	0.7	49.5	15.1	2.1	17.2
Corporate	0.1	—	0.1	(0.6)	—	(0.6)

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	37

Reconciliation of capital expenditure and exploration and evaluation expenditures per cash flow statement in the financial statements to cash payments for sustaining and expansion capital for the three months ended September 30, 2026, and September 30, 2025:

($ millions, except where noted)	Sustaining	Expansion	Q3 2026	Sustaining	Expansion	Q3 2025
Capital expenditures for property, plant and equipment	$86.3	$23.4	$109.7	$59.9	$10.4	$70.3
Working capital adjustments	1.3	(2.6)	(1.3)	(5.5)	(2.5)	(8.0)
Capital expenditures per statement of cash flows	$87.6	$20.8	$108.4	$54.4	$7.9	$62.3
Côté Gold (IMG basis)	29.1	14.7	43.8	20.1	5.8	25.9
Westwood	8.4	5.4	13.8	17.4	—	17.4
Essakane	50.0	0.7	50.7	17.3	2.1	19.4
Corporate	0.1	—	0.1	(0.4)	—	(0.4)
Reconciliation of incurred capital expenditure per the segmented note in the financial statements to incurred sustaining and expansion capital for the nine months ended September 30, 2026, and September 30, 2025:

($ millions, except where noted)	Sustaining	Expansion	YTD 2026	Sustaining	Expansion	YTD 2025
Capital expenditures for property, plant and equipment	$271.2	$58.2	$329.4	$200.0	$24.6	$224.6
Côté Gold (IMG basis)	84.5	44.5	129.0	73.1	18.0	91.1
Westwood	41.6	12.0	53.6	48.8	—	48.8
Essakane	145.0	1.7	146.7	78.0	6.6	84.6
Corporate	0.1	—	0.1	0.1	—	0.1
Reconciliation of capital expenditure and exploration and evaluation expenditures per cash flow statement in the financial statements to cash payments for sustaining and expansion capital for the nine months ended September 30, 2026, and September 30, 2025:

($ millions, except where noted)	Sustaining	Expansion	YTD 2026	Sustaining	Expansion	YTD 2025
Capital expenditures for property, plant and equipment	$271.2	$58.2	$329.4	$200.0	$24.6	$224.6
Working capital adjustments	3.1	(0.2)	2.9	(12.4)	(5.7)	(18.1)
Capital expenditures per statement of cash flows	274.3	58.0	332.3	187.6	18.9	206.5
Côté Gold (IMG basis)	85.7	44.0	129.7	65.6	12.3	77.9
Westwood	41.2	12.2	53.4	48.6	—	48.6
Essakane	147.3	1.8	149.1	73.2	6.6	79.8
Corporate	0.1	—	0.1	0.2	—	0.2

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	38

EBITDA and Adjusted EBITDA
EBITDA (earnings before income taxes, depreciation and amortization, and finance costs) is an indicator of the Company’s ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.
Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company’s ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.
The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated interim financial statements:

($ millions, except where noted)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Earnings before income taxes	$453.6	$199.6	$1,352.5	$450.1
Add:
Depreciation	126.5	109.9	360.8	284.6
Finance costs	4.3	28.9	23.4	82.7
EBITDA	$584.4	$338.4	$1,736.7	$817.4
Adjusting items:
Unrealized (gain)/loss on non-hedge derivatives	—	6.5	—	7.6
Impairment charge (reversal)	—	12.2	—	12.2
Foreign exchange (gain)/loss	(7.7)	2.2	(6.4)	(1.1)
Gain on sale of Bambadji assets	(69.5)	—	(69.5)	—
Write-down of assets	—	2.4	9.6	2.6
Changes in estimates of asset retirement obligations at closed sites	(5.7)	(2.2)	(6.4)	4.0
Fair value of deferred consideration from sale of Sadiola	(0.3)	(0.5)	(3.5)	(1.5)
Gain on sale of royalties	—	—	—	(4.9)
Severance costs	0.6	0.2	0.7	4.0
Other	2.1	0.3	16.3	0.1
Adjusted EBITDA	$503.9	$359.5	$1,677.5	$840.4

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	39

Adjusted Net Earnings Attributable to Equity Holders
Adjusted net earnings attributable to equity holders represents net earnings attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company’s performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company’s underlying performance.
The following table provides a reconciliation of earnings before income taxes and non-controlling interests as per the consolidated statements of earnings to adjusted net earnings attributable to equity holders of the Company.

($ millions, except where noted)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Earnings before income taxes and non-controlling interests	$453.6	$199.6	$1,352.5	$450.1
Adjusting items:
Unrealized gain/(loss) on non-hedge derivatives	—	6.5	—	7.6
Other finance costs	(2.2)	1.1	3.6	8.3
Impairment charge (reversal)	—	12.2	—	12.2
Foreign exchange (gain)/loss	(7.7)	2.2	(6.4)	(1.1)
Gain on sale of Bambadji assets	(69.5)	—	(69.5)	—
Write-down of assets	—	2.4	9.6	2.6
Changes in estimates of asset retirement obligations at closed sites	(5.7)	(2.2)	(6.4)	4.0
Fair value of deferred consideration from sale of Sadiola	(0.3)	(0.5)	(3.5)	(1.5)
Gain on sale of royalties	—	—	—	(4.9)
Prepayment premium on second lien term loan	—	4.0	—	4.0
Severance costs	0.6	0.2	0.7	4.0
Other	2.1	0.3	16.3	0.1
Adjusted earnings before income taxes and non-controlling interests	$370.9	$225.8	$1,296.9	$485.4
Income taxes	(127.5)	(44.4)	(353.2)	(162.5)
Tax on foreign exchange translation of deferred income tax balances	(0.6)	5.5	—	13.5
Tax impact of adjusting items	23.3	(0.2)	18.1	(3.2)
Non-controlling interests	(29.1)	(15.8)	(92.1)	(29.8)
Adjusted net earnings attributable to equity holders	$237.0	$170.9	$869.7	$303.4
Adjusted net earnings per share attributable to equity holders	$0.42	$0.30	$1.50	$0.53
Basic weighted average number of common shares outstanding (millions)	570.4	575.2	578.6	574.3

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	40

Net Cash from Operating Activities before Changes in Working Capital
The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities:

($ millions, except where noted)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Net cash from operating activities	$461.1	$280.8	$1,476.1	$440.9
Adjusting items from working capital items and non-current ore stockpiles:
Receivables and other current assets	(39.3)	(18.3)	(30.8)	29.3
Inventories and non-current ore stockpiles	21.0	26.9	39.0	69.0
Accounts payable and accrued liabilities	(19.9)	(8.8)	11.0	(26.4)
Net cash from operating activities before changes in working capital	$422.9	$280.6	$1,495.3	$512.8
Mine-Site Free Cash Flow
Mine-site free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures from operating mine sites. The Company believes this measure is useful to investors in assessing the Company’s ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.
Three months ended September 30, 2026

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate & other	Total
Net cash from operating activities	$125.3	$65.5	$321.8	$(51.5)	$461.1
Add:
Operating cash flow used by non-mine site activities	—	—	—	51.5	51.5
Cash flow from operating mine-sites	$125.3	$65.5	$321.8	$—	$512.6
Capital expenditures	43.8	13.8	50.7	0.1	108.4
Less:
Capital expenditures from corporate and development projects	—	—	—	(0.1)	(0.1)
Capital expenditures from operating mine-sites	43.8	13.8	50.7	—	108.3
Mine-site cash flow	$81.5	$51.7	$271.1	$—	$404.3
Three months ended September 30, 2025

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate & Other	Total
Net cash from operating activities	$161.5	$23.6	$169.9	$(74.2)	$280.8
Add:
Operating cash flow used by non-mine site activities	—	—	—	74.2	74.2
Cash flow from operating mine-sites	$161.5	$23.6	$169.9	$—	$355.0
Capital expenditures	25.9	17.4	19.4	(0.4)	62.3
Less:
Capital expenditures from construction and development projects and corporate	—	—	—	0.4	0.4
Capital expenditures from operating mine-sites	25.9	17.4	19.4	—	62.7
Mine-site cash flow	$135.6	$6.2	$150.5	$—	$292.3

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	41

Nine months ended September 30, 2026

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate & other	Total
Net cash from operating activities – continuing operations	$473.4	$271.6	$885.0	$(153.9)	$1,476.1
Add:
Operating cash flow used by non-mine site activities	—	—	—	153.9	153.9
Cash flow from operating mine-sites	$473.4	$271.6	$885.0	$—	$1,630.0
Capital expenditures	129.7	53.4	149.1	0.1	332.3
Less:
Capital expenditures from construction and development projects and corporate	—	—	—	(0.1)	(0.1)
Capital expenditures from operating mine-sites	129.7	53.4	149.1	—	332.2
Mine-site cash flow	$343.7	$218.2	$735.9	$—	$1,297.8
Nine months ended September 30, 2025

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate & Other	Total
Net cash from operating activities – continuing operations	$365.0	$108.0	$305.7	$(337.8)	$440.9
Add:
Operating cash flow used by non-mine site activities	—	—	—	337.8	337.8
Cash flow from operating mine-sites	$365.0	$108.0	$305.7	$—	$778.7
Capital expenditures	77.9	48.6	79.8	0.2	206.5
Less:
Capital expenditures from construction and development projects and corporate	—	—	—	(0.2)	(0.2)
Capital expenditures from operating mine-sites	77.9	48.6	79.8	—	206.3
Mine-site cash flow	$287.1	$59.4	$225.9	$—	$572.4
Liquidity and Net Cash (Debt)
Liquidity is defined as cash and cash equivalents, short-term investments, and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

	September 30	December 31
($ millions, except where noted)	2026	2025
Cash and cash equivalents	$766.6	$421.9
Short-term investments	1.0	1.0
Available Credit Facility	845.8	445.7
Available Liquidity	$1,613.4	$868.6

	September 30	December 31
($ millions, except where noted)	2026	2025
Cash and cash equivalents	$766.6	$421.9
Short-term investments	1.0	1.0
Long-term debt[1]	(450.0)	(651.0)
Net cash (debt) excluding lease liabilities and letters of credit	317.6	(228.1)
Lease liabilities	(99.5)	(112.0)
Drawn letters of credit issued under Credit Facility	(4.2)	(4.3)
Net cash (debt)	$213.9	$(344.4)
1. Includes principal amount of the Notes of $450.0 million, Credit Facility of $nil and equipment loan of $ nil (December 31, 2025 – $450.0 million, $200.0 million, and $1.0 million, respectively). Excludes deferred transaction costs and embedded derivatives on the Notes.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	42

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included or incorporated by reference in this MD&A, including any information as to the Company’s vision, strategy, future financial or operating performance and other statements that express management’s expectations or estimates of future performance or impact, including statements in respect of the prospects and/or development of the Company’s projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”) and such forward-looking statements are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements are generally identifiable by the use of words such as “may”, “will”, “should”, “would”, “could”, “continue”, “expect”, “budget”, “aim”, “can”, “focus”, “forecast”, “anticipate”, “estimate”, “maintain”, “believe”, “intend”, “plan”, “schedule”, “guidance”, “outlook”, “potential”, “seek”, “targets”, “cover”, “strategy”, “during”, “ongoing”, “subject to”, “future”, “objectives”, “opportunities”, “committed”, “prospective”, “likely”, “progress”, “strive”, “sustain”, “effort”, “extend”, “remain”, “pursue”, “predict”, or “project” or the negative of these words or other variations on these words or comparable terminology.
In particular, forward-looking statements in this MD&A include, without limitation, those under the headings “About IAMGOLD”, “Highlights”, “Outlook”, “Environmental, Social and Governance”, “Operations”, “Financial Condition" and “Quarterly Financial Review” and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company’s guidance for and actual results of production, ESG performance, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; long-term value and capital allocation; the updated life-of-mine plan, ramp-up assumptions and other project metrics including operating costs, processing rates, throughput and operational optimization initiatives in respect of the Côté Gold Mine; expected production of the Côté Gold Mine; expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company’s capital allocation and liquidity, including potential returns of capital to shareholders; the timing and ability to repatriate excess cash from Essakane; the composition of the Company’s portfolio of assets including its operating mines, development and exploration projects; the advancement and potential development of the Company’s exploration and development projects, including the Nelligan Mining Complex; the sale of its Malian asset; permitting timelines and the expected receipt of permits; inflation, including global inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity, including commitments related thereto and social development projects; plans, targets, proposals and strategies with respect to sustainability, including third party data on which the Company relies, and their implementation; commitments with respect to sustainability and the impact thereof; commitments with respect to greenhouse gas emissions and energy transition; commitments related to social performance, including commitments in furtherance of Indigenous relations; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the future price of gold and other commodities; equity financings, foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company’s operational and financial performance and financial condition; and government regulation of mining operations.
The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this MD&A with respect to: the Company’s present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company’s projects.
Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company’s business strategies and its ability to execute thereon; the development and execution of implementing strategies to meet the Company’s sustainability vision and targets; security risks, including civil unrest, war or terrorism and disruptions to the Company’s supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company’s Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company’s operations and disruptions in global supply chains; tariffs and increase costs of supplies and equipment; the volatility of the Company’s securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company’s assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company’s operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company’s business (including, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business, including the imposition of tariffs by the United States on Canadian

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	43

products; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company’s ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company’s credit rating; the Company’s choices in capital allocation; effectiveness of the Company’s ongoing cost containment efforts; the Company’s ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company’s operations and/or the failure and/or the effectiveness of contractors to perform; risks relating to acquisitions and divestitures; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company’s assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment (including greenhouse gas emission reduction and other energy transition requirements; the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, severe storms, flooding, drought, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company’s operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company’s AIF available on SEDAR+ at www.sedarplus.ca or Form 40-F available on EDGAR at www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION Third Quarter 2026 Management's Discussion and Analysis	44